Exhibit 10.12

Execution Version

ASSET PURCHASE AGREEMENT

between

L.M. BERRY AND COMPANY

AND

LOCAL INSIGHT REGATTA HOLDINGS, INC.

February 1, 2008

i

ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 1, 2008 (the “Execution Date”), between L.M. BERRY AND COMPANY, a Georgia corporation (“Seller”), and LOCAL INSIGHT REGATTA HOLDINGS, INC., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, Seller is a provider of an array of directory services, including sales, marketing and sales support, electronic ad design and composition, pagination, compilation, printing, billing, and delivery of finished directories;

WHEREAS, Seller’s Independent Line of Business division (the “ILOB”) is a sales agency that contracts with independent telephone company publishers for the sale, marketing, composition, printing and delivery for their print and internet directory products;

WHEREAS, Seller is an indirect wholly-owned subsidiary of AT&T Inc., a Delaware corporation (“AT&T”);

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to (i) purchase from Seller, substantially all the assets and to assume certain liabilities of Seller related to the ILOB that are described in this Agreement or in the IP Agreement (such term and other capitalized terms used in this Agreement being defined as set forth herein), as applicable, and (ii) to execute and deliver the other Ancillary Agreements, on the terms and subject to the conditions set forth in this Agreement and in the Ancillary Agreements (such transaction sometimes being referred to herein as the “Asset Acquisition”); and

WHEREAS, Seller and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Asset Acquisition, all as more fully set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, the mutual representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1. Purchase and Sale of Assets. Upon the terms and conditions set forth herein, Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, convey and assign to Purchaser, free and clear of all Encumbrances, except for Permitted Encumbrances, the Transferred Assets for the Purchase Price. For purposes of this Agreement, “Transferred Assets” shall mean all of Seller’s right, title, and interest in all of the following properties, assets, goodwill and rights existing on the Closing Date, and only such properties, assets, goodwill and rights, wherever located:

(a) all of the leases or subleases of real property set forth on Schedule 1.1(a)(i) hereto as to which Seller is the lessor or sublessor, and all leases and subleases of real property set forth on Schedule 1.1(a)(ii) hereto as to which Seller is the lessee or sublessee, in each case together with any options of Seller to purchase the underlying property and Seller’s interests in all leasehold improvements thereon and all other Seller rights, subleases, licenses, interests and profits appurtenant thereto or related to such leases and subleases (collectively, the “Real Property Leases”);

(b) all of the leases or subleases of tangible personal property set forth on Schedule 1.1(b)(i) hereto as to which Seller is the lessor or sublessor and all leases of tangible personal property primarily used by employees of the ILOB set forth on Schedule 1.1(b)(ii) hereto as to which Seller is the lessee or sublessee, in each case together with any options to purchase or sell the underlying property (collectively, the “Personal Property Leases”);

(c) all ILOB Inventory and all ILOB Fixed Assets;

(d) all Relocated Building C Fixed Assets and the Buildings A and B Fixed Assets;

(e) all Motor Vehicles;

(f) all Transferred Contracts;

(g) all ILOB Accounts Receivable;

(h) all Licenses of Seller that are used exclusively in the ILOB, to the extent assignable;

(i) the proceeds of any insurance policy that results from the insured loss, damage, destruction or casualty related to any Transferred Assets, to the extent that the amount of such proceeds have not been applied by Seller to the replacement or repair of any such Transferred Assets;

(j) all ILOB Books and Records;

(k) those current assets that are included in the computation of Closing Working Capital as finally determined hereunder;

(l) all rights to any advance payments, deferred charges, rights of offset and credits and claims for refund that relate exclusively to any Transferred Asset referred to in clauses (a) through (k) above and (m) and (n) below, to the extent included in Closing Working Capital;

(m) all rights of Seller to deposits and prepaid expenses (and any portions thereof) that relate exclusively to any Transferred Asset referred to in clauses (a) through (l) above and (n) below, to the extent included in Closing Working Capital; and

(n) all claims, counterclaims, demands, lawsuits, judgments, rights and causes of action of any nature, whether choate or inchoate, known or unknown, in favor of Seller against third parties that relate exclusively to any Transferred Asset referred to in clauses (a) through (m) above.

Notwithstanding the foregoing, the transfer of the Transferred Assets pursuant to this Agreement shall not include the assumption of any Liability relating to the Transferred Assets unless Purchaser expressly assumes that Liability pursuant to Section 1.3 hereof.

1.2. Excluded Assets. Other than those properties, assets, goodwill and rights specifically set forth in Section 1.1(a) through and including 1.1(o), all properties, assets and rights of Seller, including the Dayton Campus, the Retained Building C Fixed Assets, and those set forth on Schedule 1.2, shall be retained solely and exclusively by Seller (collectively, the “Excluded Assets”).

1.3. Assumed Liabilities. Purchaser shall not assume any Liabilities of Seller to the extent that they arise out of or relate to the ownership, use or operation of the Transferred Assets or the business of the ILOB on or prior to the Closing Date, or any facts, circumstance or conditions existing, initiated or occurring on or prior to the Closing Date, except for the following (each, an “Assumed Liability,” and collectively, the “Assumed Liabilities”): (a) current liabilities of Seller included in the calculation of Estimated Working Capital and Closing Working Capital (excluding accrued payroll liabilities other than accrued vacation); (b) those Liabilities set forth on Schedule 1.3(b); and (c) any Liabilities arising after the Closing Date under any Transferred Contract, Real Property Lease, Personal Property Lease, or any Business License (except in all cases under this clause (c), and subject to Section 1.5, that Assumed Liabilities shall not include any Liabilities in respect of any breach of any of the foregoing that arise out of or relate to the ownership, use or operation of the Transferred Assets or the business of the ILOB on or prior to the Closing Date, or any facts, circumstances or conditions existing, initiated or occurring on or prior to the Closing Date, if the existence of such Liability constitutes a breach of the representations and warranties set forth in Section 2.9). The assumption by Purchaser of the Assumed Liabilities, and the assignment thereof by Seller, shall in no way expand the rights or remedies of any third party against Purchaser or its Affiliates as compared to the rights and remedies that such third party would have had against Seller or any of its Affiliates had Purchaser not assumed such Liabilities. Without limiting the generality of the preceding sentence, the assumption by Purchaser of the Assumed Liabilities shall not create any third-party beneficiary rights.

1.4. Excluded Liabilities. Except as expressly set forth in Section 1.3 or on Schedule 1.3(b) and subject to Section 1.5, Purchaser is not assuming any Liabilities of Seller including:

(a) any Liability for Taxes of Seller or any of its Affiliates for any taxable period, including, except as provided in Section 4.20(b) with respect to Purchaser’s share of Transfer Taxes and Section 4.20(c) with respect to Purchaser’s share of certain Taxes for periods that include but do not end on the Closing Date, (i) any Taxes arising as a result of the operation of the business of the ILOB or ownership of the Transferred Assets on or prior to the Closing Date including any unpaid Taxes of any Person under Reg. §1.1502-6 promulgated under the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, (ii) any deferred Taxes of any nature, (iii) Taxes related to the Excluded Assets, and (iv) all other Taxes of Seller. Notwithstanding anything to the contrary in this Agreement, Seller shall retain all rights with respect to any refund of Taxes to the extent relating to any period ending on or prior to the Closing Date;

(b) subject to Section 1.5, any Liability under any Transferred Contract or Non-Assigned Contract in respect of any breach by Seller of such Transferred Contract or Non-Assigned Contract on or prior to the Closing Date;

(c) any Liability under any Plan or, subject to Section 4.9, any Liability of Seller for any period ending on or before the Closing Date relating to payroll, severance, vacation, deferred compensation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits, COBRA, or any other employee plans or benefits of any kind for the Business Employees;

(d) any Liability arising out of or relating to any grievance by any of the Business Employees relating to any period on or prior to the Closing Date, whether or not such employees are hired by Purchaser;

(e) any Liability of Seller to AT&T or any other Affiliate or Representative of Seller, to the extent not included in the calculation of Closing Working Capital;

(f) any Liability to distribute to AT&T all or any part of the consideration received hereunder;

(g) any Liability of Seller arising out of any Action pending against Seller by any third party on or prior to the Closing Date;

(h) any Liability of Seller to any Person or Governmental Authority arising out of or resulting from Seller’s compliance or noncompliance with any Law or Governmental Order;

(i) any Liability of Seller based upon Seller’s acts or omissions;

(j) any Liability relating to or arising from any of the Excluded Assets;

(k) any Liabilities of Seller to the extent that they arise out of or relate to the ownership, use or operation of the Transferred Assets or the business of the ILOB on or prior to the Closing Date, or any facts, circumstance or conditions existing, initiated or occurring on or prior to the Closing Date; and

(l) any Liability not expressly assumed by Purchaser pursuant to the provisions of Section 1.3 (the foregoing being referred to herein as the “Excluded Liabilities”).

1.5. Non-Assignment if Breach.

(a) This Agreement shall not constitute an agreement to assign any Contract otherwise included in the Transferred Contracts that by its terms is non-assignable without the consent of the other party or parties to such Contract (“Counterparty”) in the absence of such Counterparty’s consent to such assignment. If any such consent is not obtained prior to the Closing Date, the applicable Contract subject thereto shall not be assigned at Closing (collectively, the “Non-Assigned Contracts”). Purchaser shall nevertheless pay and perform Seller’s obligations arising under any Non-Assigned Contract after the Closing in accordance with its terms, and on request Seller shall cooperate with Purchaser and use its Commercially Reasonable Efforts to facilitate Purchaser’s efforts to obtain the benefits of such Non-Assigned Contract, it being the goal of the Parties, subject to the further provisions of this Section 1.5 and the other express provisions of this Agreement, for Purchaser to obtain the economic benefits and to bear the burdens of the Non-Assigned Contracts in the same manner and to the same degree that would have applied if the Non-Assigned Contracts had been assigned at Closing. Except as otherwise provided below, Purchaser shall have the primary, active and “facing” responsibility for dealing with the Counterparty under any Non-Assigned Contract after Closing, and Seller shall not be required to participate actively in the ongoing performance of the Contract or the relationship with the Counterparty or to seek any consent or approval of the Counterparty.

(b) During the period from the Execution Date until the Closing Date, Seller will use its Commercially Reasonable Efforts to obtain from the Counterparty to each of the Contracts or licenses listed on Schedule 1.5(b)(i) each such Counterparty’s consent to the assignment of such Contract or license to Purchaser at Closing (collectively, the “Requested Consents”), and Purchaser shall cooperate with such efforts and to the extent requested by Seller shall use its Commercially Reasonable Efforts to obtain such consents. For further certainty such Commercially Reasonable Efforts of Seller and Purchaser shall be at each Party’s own cost, but shall not include any consent or transfer fees or costs requested by Counterparties as a condition to granting consent. If a consent to assignment (collectively, the “Primary Consents”) of a Contract listed on Schedule 1.5(b)(ii) (collectively, the “Primary Contracts”) is not obtained prior to Closing, and the Closing occurs, Purchaser and Seller will continue following Closing to cooperate and use their respective Commercially Reasonable Efforts to obtain such Primary Consent, in the manner applicable before Closing, for up to 180 days (or a longer period if the parties mutually agree). If a consent to assignment of any Non-Assigned Contract is obtained after Closing the applicable Contract shall be deemed automatically assigned to and assumed by Purchaser without any further action required of the parties hereto, such Contract shall be deemed to be a Transferred Contract and the obligations thereunder shall be deemed to be Assumed Liabilities to the same extent as obligations under other Transferred Contracts.

(c) If any Primary Consent is not obtained prior to the Closing Date, in addition to the arrangement specified in Section 1.5(a) with respect to the Primary Contract to which the Primary Consent relates, if Purchaser so requests, the parties shall use their respective Commercially Reasonable Efforts to implement a reasonable additional arrangement designed to afford to Purchaser all of the economic benefits and burdens of the affected Non-Assigned Contract. Such arrangement may involve Seller’s involvement as the named party to the Primary Contract in dealing with the Counterparty to such Primary Contract on behalf of Purchaser on a “pass-through” basis to facilitate Purchaser’s obtaining such benefits, but Seller shall not be required to use any efforts beyond its Commercially Reasonable Efforts, and in all cases Purchaser shall pay and perform Seller’s obligations arising under any such Primary Contract from and after Closing in accordance with its terms.

(d) Nothing contained in this Section 1.5, and no arrangement under Section 1.5(a) or (c), shall require Seller to pay or perform any of the obligations to the Counterparty arising after the Closing under any applicable Non-Assigned Contract, to assure Purchaser of obtaining the benefits of such Non-Assigned Contract, or to undertake any other acts except to use its Commercially Reasonable Efforts to the extent provided above to assist Purchaser in Purchaser’s efforts to obtain the benefits of such Non-Assigned Contract to the same extent as if it had been assigned. All such arrangements under Section 1.5(a) or (c) shall be at Purchaser’s sole expense (provided that for a period of 180 days after Closing, only Seller’s out-of pocket expenses shall be reimbursed) and risk (including the risk that a party to a Non-Assigned Contract may claim that the consummation of the transactions contemplated hereby or performance hereunder or the attempted assignment of such Non-Assigned Contract, conflicts with or violates in any respect, constitutes a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, gives rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, or results in the creation of any Encumbrance other than a Permitted Encumbrance on any assets pursuant to, such Non-Assigned Contract); provided, however, that Seller shall also, subject to receipt of such assurances as it may reasonably require that it shall not be subjected to any unreimbursed expense or any unindemnified risk or Liability in so doing: (i) seek to enforce any rights of the Seller arising for any period after the Closing from any Primary Contract against the Counterparty thereto for Purchaser’s sole benefit, and (ii) follow Purchaser’s reasonable instructions and requests in dealing with such Counterparty. If at any time Seller receives any monies or other assets collected by or paid to Seller in respect of any Non-Assigned Contract for any period after the Closing as the result of any arrangement pursuant to Section 1.5(a) or (c), Seller shall promptly pay over such amount to Purchaser.

(e) Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates for any costs, expenses or Seller Losses (including reasonable legal fees and expenses, but excluding routine legal fees and expenses incurred in soliciting the Requested Consents as provided above) incurred by them (i) in connection with the enforcement of any Non-Assigned Contract or otherwise in connection with any arrangement pursuant to Section 1.5(a) or (c), or (ii) in connection with any claim by any Counterparty to a Non-Assigned Contract that the consummation of the transactions contemplated by this Agreement or performance of this Agreement or the attempted assignment of such Non-Assigned Contract conflicts with or violates in any respect, constitutes a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, gives rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, or results in the creation of any Encumbrance other than a Permitted Encumbrance on any assets pursuant to, such Non-Assigned Contract.

1.6. Closing and Purchase Price.

(a) Closing. The consummation of the transactions contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., Eastern time, on a date to be designated by Seller and Purchaser in writing, which date shall be no later than the second Business Day after satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions set forth in ARTICLE V hereof (except for those conditions required to be satisfied at Closing) (provided, however, that in no event shall the Closing occur earlier than sixty (60) days following the Execution Date), at the offices of Hogan & Hartson LLP, 1200 Seventeenth Street, Suite 1500, Denver, Colorado 80202, unless another time, date or place is mutually agreed upon in writing by Seller and Purchaser (the “Closing Date”). The Closing shall for the purposes of the determination of Working Capital be deemed completed as of 11:59 p.m. Eastern time on the Business Day before the Closing Date.

(b) Purchase Price. The aggregate purchase price for the Transferred Assets (the “Purchase Price”) shall consist of (i) Purchaser’s payment of $235,000,000 in cash (such cash payment at Closing being referred to herein as the “Cash Purchase Payment”) to Seller on the Closing Date, and (ii) Purchaser’s assumption of the Assumed Liabilities on the Closing Date, as the Purchase Price may be adjusted in accordance with Section 1.7. All payments required under this Section 1.6(b) or any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least five (5) Business Days prior to the applicable payment date.

(c) Seller Closing Deliveries. At or prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) a certificate of an officer of Seller as to compliance with the conditions set forth in Sections 5.2(a), 5.2(b) and 5.2(c);

(ii) a certificate, dated not more than five (5) Business Days prior to the Closing Date, duly issued by the applicable state agency confirming that Seller is in good standing or similar status in the state of Seller’s organization;

(iii) a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b)(2) stating that Seller is not a foreign person in accordance with Sections 897 and 1445 of the Code;

(iv) a certificate by the Secretary or any Assistant Secretary of Seller dated the Closing Date, certifying the completeness and correctness of the articles of incorporation and bylaws of Seller, the completeness and correctness of the board of director resolutions of Seller relating to this Agreement and any actions contemplated hereby, and the incumbency of the executing officers of Seller in the form to be agreed upon by the parties;

(v) a Real Property Lease Agreement in the form set forth in Exhibit 1.6(c)(v) duly executed by Seller (the “Lease Agreement”) covering that portion of the Dayton Campus described therein;

(vi) a Bill of Sale, Assignment and Assumption Agreement in the form set forth in Exhibit 1.6(c)(vi) duly executed by Seller (the “Bill of Sale”);

(vii) the IP Agreement duly executed by Seller and all documents required to be executed and delivered by Seller pursuant thereto;

(viii) the Transition Services Agreement duly executed by Seller;

(ix) the YPC Agreement duly executed by YPC;

(x) the Non-Competition Agreement duly executed by Seller and the Affiliates named therein;

(xi) the Sublease duly executed by the Affiliate of Seller named therein; and

(xii) all other documents required to be entered into by Seller pursuant to this Agreement.

(d) Purchaser Closing Deliveries. At or prior to the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i) the Cash Purchase Payment;

(ii) a certificate of an officer of Purchaser as to compliance with the conditions set forth in Sections 5.3(a) and 5.3(b);

(iii) a certificate, dated not more than five (5) Business Days prior to the Closing Date, duly issued by the applicable state agency confirming that Purchaser is in good standing or similar status in the state of Purchaser’s organization;

(iv) a certificate by the Secretary or any Assistant Secretary of Purchaser, dated the Closing Date, certifying the completeness and correctness of the certificate of incorporation and the bylaws of Purchaser, the completeness and correctness of the board of director resolutions of Purchaser relating to this Agreement and any actions contemplated hereby, and the incumbency of the executing officers of Purchaser, in the form to be agreed upon by the parties;

(v) the Bill of Sale duly executed by Purchaser;

(vi) the IP Agreement duly executed by Purchaser and all documents required to be executed and delivered by Purchaser pursuant thereto;

(vii) the Transition Services Agreement duly executed by Purchaser;

(viii) the YPC Agreement duly executed by Purchaser;

(ix) the Non-Competition Agreement duly executed by Purchaser; and

(x) all other documents required to be entered into by Purchaser pursuant to this Agreement.

1.7. Purchase Price Adjustment; Payment Mechanisms. The Purchase Price shall be subject to adjustment and payments in respect thereof shall be made in accordance with this Section 1.7.

(a) For all purposes of and under this Agreement:

(i) “Working Capital” shall mean (x) (I) the “Current Assets of the ILOB” that are identified as such on Schedule 1.7(a) minus (II) the Disputed CT Receivable Amount plus (III) the Agreed CT Receivable Amount, minus (y) the “Current Liabilities of the ILOB” that are identified as such on Schedule 1.7(a), in each case as calculated or determined in a manner consistent with the procedures, methodologies and assumptions set forth on Schedule 1.7(a).

(ii) “Working Capital Target” shall mean $70,695,356.00.

(iii) “Variable Monthly Amount” shall mean the amount identified as such on Schedule 1.7(a) for the month in which Closing occurs.

(iv) “Current Pay Liabilities” shall mean an amount equal to the aggregate amounts reflected in General Ledger Account Numbers 21711 and 21772 (as identified as such on Schedule 1.7(a)) and used in calculating Working Capital.

(v) “Deferred Pay Liabilities” shall mean an amount equal to the aggregate amounts reflected in General Ledger Account Numbers 21119, 21121, 21112, 21779, 21781, 21792, 21799, 21512 and 21816 (as identified as such on Schedule 1.7(a)) and used in calculating Working Capital.

(vi) “Disputed CT Receivable” shall mean the ILOB Accounts Receivable owing by CenturyTel to Seller designated as such on the ILOB Books and Records from which the Disputed CT Receivable Amount is derived.

(vii) “Disputed CT Receivable Amount” shall mean $2,318,867.00.

(viii) “Agreed CT Receivable Amount” shall mean the amount identified as such on Schedule 1.7(a) for the month in which Closing occurs.

(b) At least five (5) Business Days prior to the Closing, Seller shall cause to be prepared and delivered to Purchaser a statement in the same format as Schedule 1.7(a), made prior to the application of purchase accounting in respect of the Asset Acquisition (the

“Statement of Estimated Closing Date Items”) setting forth (A) the Working Capital as of the most recent month end prior to Closing as estimated by Seller in good faith (the “Estimated Working Capital”), (B) the Variable Monthly Amount with reference to the projected date of Closing (the “Estimated Variable Monthly Amount”), (C) the Current Pay Liabilities as of the most recent month end prior to Closing as estimated by Seller in good faith (the “Estimated Current Pay Liabilities”), and (D) the Deferred Pay Liabilities as of the most recent month end prior to Closing as estimated by Seller in good faith (the “Estimated Deferred Pay Liabilities”), in each case based upon the Books and Records of Seller and applying the terms of this Agreement.

At the Closing and as reflected on the Statement of Estimated Closing Date Items:

(A) to reflect an interim adjustment to the Purchase Price, the Cash Purchase Payment shall be (I) decreased on a dollar-for-dollar basis by the amount that the Estimated Working Capital is less than the Working Capital Target if the Estimated Working Capital is less than the Working Capital Target or (II) increased on a dollar-for-dollar basis by the amount that the Estimated Working Capital is more than the Working Capital Target if the Estimated Working Capital is more than the Working Capital Target;

(B) the Cash Purchase Payment shall be increased on a dollar-for-dollar basis by an amount equal to the Estimated Variable Monthly Amount; and

(C) the Cash Purchase Payment shall be increased on a dollar-for-dollar basis by an amount equal to the Estimated Current Pay Liabilities.

An amount in addition to such Cash Purchase Payment will be paid by Purchaser to Seller no later than the forty-fifth (45th) day after the Closing Date in an amount equal to the Estimated Deferred Pay Liabilities.

(c) As promptly as practicable, but in any event within seventy-five (75) calendar days following the Closing, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Final Statement”) setting forth its determination of Working Capital, Variable Monthly Amount, Current Pay Liabilities and Deferred Pay Liabilities, in each case as of the Closing (such items being referred to herein collectively as the “Closing Date Items”). Seller will assist Purchaser with the calculation of Closing Date Items to be paid by Seller on behalf of Purchaser subsequent to the Closing. Seller shall have forty-five (45) calendar days after receipt of the foregoing to review the Final Statement and Closing Date Items (the “Review Period”) and to notify Purchaser in writing that Seller disputes the Final Statement and any of the Closing Date Items. If Seller does not notify Purchaser in writing on or prior to the expiration of the Review Period that Seller disputes some or all of Purchaser’s calculations related thereto, the Closing Date Items shall be final and binding on the parties. For purposes of Seller’s review of Purchaser’s calculations, Purchaser shall cooperate with Seller with respect to reasonable requests for information with respect thereto, including reasonable access to employees, financial and other records of the ILOB and Purchaser, and all other information related to or affecting such calculation. If Seller accepts the Final Statement and Closing Date Items by delivery of written notice to Purchaser or failure to deliver its objection thereto, whether in whole or in part, then:

(A) to reflect a final adjustment to the Purchase Price, (I) if the Estimated Working Capital exceeded the Closing Working Capital, then Seller shall pay to Purchaser an amount equal to the difference between the Estimated Working Capital and the Closing Working Capital, or (II) if the Estimated Working Capital was less than the Closing Working Capital, then Purchaser shall pay to Seller an amount equal to the difference between the Estimated Working Capital and the Closing Working Capital;

(B) if the Closing occurs in a calendar month other than the calendar month used in determining the Estimated Variable Monthly Amount, the Variable Monthly Amount (with reference to the actual calendar month in which the Closing occurs) shall be compared to the Estimated Variable Monthly Amount and if the actual calendar Variable Monthly Amount is (I) more than the Estimated Variable Monthly Amount, Purchaser shall pay an amount equal to the difference to Seller and (II) less than the Estimate Variable Amount, Seller shall pay an amount equal to the difference to Purchaser;

(C) (I) if the Estimated Current Pay Liabilities exceeded the Current Pay Liabilities, then Seller shall pay to Purchaser an amount equal to the difference between the Estimated Current Pay Liabilities and the Current Pay Liabilities, and (II) if the Estimated Current Pay Liabilities was less than the Current Pay Liabilities, then Purchaser shall pay to Seller an amount equal to the difference between the Estimated Current Pay Liabilities and the Current Pay Liabilities; and

(D) (I) if the Estimated Deferred Pay Liabilities exceeded the Deferred Pay Liabilities, then Seller shall pay to Purchaser an amount equal to the difference between the Estimated Deferred Pay Liabilities and the Deferred Pay Liabilities, and (II) if the Estimated Deferred Pay Liabilities was less than the Deferred Pay Liabilities, then Purchaser shall pay to Seller an amount equal to the difference between the Estimated Deferred Pay Liabilities and the Deferred Pay Liabilities,

in each case, with interest on any such amounts calculated using the prime rate of interest (as published in the “Money Rates” table of the Eastern U.S. Edition of THE WALL STREET JOURNAL on the Closing Date) and calculated beginning on the Closing Date and ending on the date of any such payment. If as a result of the application of the foregoing provisions of this Section 1.7(c) each Party is obligated to pay an amount to the other, such amounts shall be netted and the Party with the greater liability shall pay over the netted amount to the other.

(d) If Seller disputes the Final Statement by providing timely written notice of such dispute (a “Notice of Disagreement”) prior to the expiration of the Review Period, then Seller and Purchaser shall use Commercially Reasonable Efforts to resolve and finally determine the amount of the Closing Date Items. The Notice of Disagreement delivered by Seller shall set forth in reasonable detail the basis for the disagreement described in the Notice of Disagreement. The parties will be deemed to have agreed to all matters related to the calculation of Closing Date Items and all matters set forth in the Final Statement not specifically objected to in the Notice of Disagreement. If Seller and Purchaser are unable to resolve the disagreement within thirty (30) calendar days following the later of the delivery of the Notice of Disagreement or the expiration of the Review Period, then Seller and Purchaser shall retain KPMG (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto. The Independent Accountant will be retained under a retention letter executed by Seller and Purchaser that specifies that the determination of the Independent Accountant shall be made, and written notice thereof given to Seller and Purchaser, within thirty (30) calendar days after the date of the retention letter and that the determination by the Independent Accountant shall be final, binding and conclusive upon Seller and Purchaser. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the disputed items described in the Notice of Disagreement, and the recalculation, if any, of the Final Statement in light of such resolution. If an Independent Accountant is engaged pursuant to this Section 1.7(d), the fees and expenses of the Independent Accountant shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Within ten (10) calendar days after delivery of a notice of determination by the Independent Accountant as described above, any payment required by Section 1.7(c) hereof shall be made, based on such determination.

(e) To the extent that Seller is given credit pursuant to this Section 1.7 for Current Pay Liabilities and Deferred Pay Liabilities, Seller shall pay over such amounts to the Persons entitled to payment therefor as and when such amounts are due and payable. For the avoidance of doubt, all Current Pay Liabilities and Deferred Pay Liabilities constitute Assumed Liabilities for all purposes of this Agreement.

(f) Notwithstanding anything in this Schedule 1.7(a), Section 1.7 or this Agreement to the contrary:

(A) (I) in no event will Purchaser be entitled to receive or be given credit for, whether through receipt of payment by or on behalf of CenturyTel associated with the Disputed CT Receivable or application of the provisions of Schedule 1.7(a), Section 1.7 or any other provision of this Agreement, an amount in excess of the relevant Agreed CT Receivable Amount; and (II) at any time and from time to time on or after the Closing Date, if Purchaser is so benefited it shall promptly pay over to Seller all amounts in excess thereof following Purchaser’s receipt of such benefit.

(B) if Purchaser has not received the full benefit of the Agreed CT Receivable Amount (whether by receipts from CenturyTel or payments or credits arising under this Agreement), Purchaser shall notify Seller by November 30, 2008 if it has a shortfall in the Agreed CT Receivable Amount (and if it does not so notify Seller on or before December 31, 2008, it shall be deemed to have received the full benefit of such amount) and Seller shall pay over any such shortfall on or before the thirtieth (30th) day following its receipt of such notice.

1.8. Allocation of Purchase Price. Prior to the Closing Date, Seller and Purchaser shall use Commercially Reasonable Efforts to mutually agree on an allocation of the Purchase Price and Assumed Liabilities among the Transferred Assets according to the relative fair market values of such assets on the Closing Date and consistent with Section 1060 of the Code. The parties agree that the fair market value of the Transferred Assets that are accounts receivable is equal to the face amount of such accounts receivable less any reserves recorded on the Final Statement as finally determined pursuant to the procedures in Section 1.7 and that the fair market value of the Transferred Assets that are prepaid directory production costs related to the directories that have not been published is equal to Seller’s costs of such prepaid directory production costs. If Seller and Purchaser have not so agreed prior to Closing and are unable to agree on such fair market values within ninety (90) days after the Closing, Seller and Purchaser shall select an independent appraisal firm to determine such values. The conclusions of such appraisal firm shall be conclusive and binding. The fees and expenses of such appraisal firm shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser. Following the Closing Date, Seller and Purchaser in connection with their respective U.S. Federal, state and local income Tax Returns (including amended Tax Returns and claims for refunds) and other filings, shall not take (and shall cause their Affiliates not to take) any position inconsistent with the allocation determined pursuant to this Section 1.8. Purchaser and Seller shall cooperate in the filing of any forms (including Form 8594) with respect to such allocation, including any amendments to such forms required with respect to any adjustment to the Purchase Price pursuant to this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Purchaser:

2.1. Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, and has all requisite corporate power and authority to own, license, operate or lease the assets and properties now owned, licensed, operated or leased by it in connection with the ILOB, and to conduct the ILOB as presently conducted. Seller is duly authorized, qualified or licensed to do business as a foreign corporation, and is in good standing, under the Laws of each state or other jurisdiction in which the character of the properties it owns, operates or leases in connection with the ILOB, or the nature of the activities of the ILOB, makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. True and complete copies of the Articles of Incorporation (the “Articles of Incorporation”) and Bylaws (the “Bylaws”) of Seller, each as amended and in effect as of the date hereof, have been delivered to Purchaser and its agents and representatives. Seller is not in default under or in violation of any provision of its Articles of Incorporation or Bylaws.

2.2. Authority. Seller and each of its Affiliates that is a party to any Ancillary Agreement have all requisite power and authority to execute and deliver this Agreement and such Ancillary Agreements, as applicable, to perform their obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the execution and delivery by Seller and any of its Affiliates of any Ancillary Agreement to which it is a party, the performance by Seller or any of its Affiliates of its or their obligations hereunder and thereunder, as the case may be, and the consummation by Seller and such of its Affiliates of the transactions contemplated hereby and thereby, (i) have not been approved by the sole shareholder of Seller, and no such approval is required under the Georgia Business Corporation Code and (ii) have been duly authorized by all necessary entity action on the part of Seller and such Affiliates. This Agreement has been and each Ancillary Agreement to which Seller or any of its Affiliates is a party, has been duly executed and delivered by Seller or such of its Affiliates, as the case may be, and, assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by Purchaser, this Agreement and the Ancillary Agreements constitute legally valid and binding obligations of Seller or such Affiliates, as the case may be, enforceable against Seller or such of its Affiliates in accordance with their respective terms, except as such enforceability may be limited by (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

2.3. No Violation; Third Party Consents. Assuming that all consents, waivers, approvals, orders and authorizations set forth on Schedule 2.3, Schedule 2.9(a) or Schedule 2.9(b) or referred to in Section 2.4 hereto have been obtained and all registrations, qualifications, designations, declarations or filings with any Governmental Authorities referred to in Section 2.4 or set forth on Schedule 2.4 hereto have been made, the execution and delivery by Seller and any of its Affiliates of this Agreement or any Ancillary Agreement to which Seller or any of its Affiliates is a party, the performance by Seller and such of its Affiliates, as the case may be, of their obligations hereunder and thereunder, and the consummation by Seller and such of its Affiliates, as the case may be, of the transactions contemplated hereby and thereby, will not conflict with or violate in any respect, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of termination, amendment, modification, acceleration or cancellation of any obligation or loss of any benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the Transferred Assets, or require Seller or such of its Affiliates to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result, or under the terms and provisions, of (i) the Articles of Incorporation or Bylaws, (ii) any Business Contract included within the Transferred Assets, or (iii) any Law applicable to Seller, the ILOB or any of the Transferred Assets, or any Governmental Order issued by a Governmental Authority by which Seller or any of the Transferred Assets are in any way bound or obligated, except where any failure to do so would not have a Material Adverse Effect.

2.4. Government Consents. Except (i) the pre-merger notification requirements of the HSR Act or (ii) as set forth on Schedule 2.4 hereto, no consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of Seller or any of its Affiliates in connection with the execution and delivery by Seller and any of its Affiliates of this Agreement or any Ancillary Agreement to which Seller or any of its Affiliates is a party, the performance by Seller and such of its Affiliates, as the case may be, of their obligations hereunder and thereunder, and the consummation by Seller and such of its Affiliates, as the case may be, of the transactions contemplated hereby and thereby, except where any failure to do so would not have a Material Adverse Effect.

2.5. Real Property; Fixed Assets.

(a) Schedule 2.5(a)(i) correctly identifies all real property leased or subleased (as lessee or lessor) by Seller that is used in connection with the operation of the ILOB by a Business Employee as of the date hereof (collectively with any improvements thereon, the “Leased Real Property”). Seller has delivered, or caused to be delivered, to Purchaser copies of all Real Property Leases, and any amendments, guaranties or addenda thereto related to the Leased Real Property. Other than such Real Property Leases, there are no other material documents in Seller’s possession, custody or control, relating to the use or operation of such Leased Real Property. The Real Property Leases are in full force and effect, and there are no existing defaults or any events that with the passage of time or the giving of notice, or both, would constitute an event of default by Seller, as applicable, under any Real Property Lease or, to the Knowledge of Seller, by any other party to any Real Property Lease. Except as described on Schedule 2.5(a), Schedule 2.9(a) or Schedule 2.9(b), no consent, waiver, approval or authorization is required from the lessor or lessee under any Real Property Lease as a result of the execution of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby.

(b) Other than the Dayton Campus, Seller owns no real property that is used in connection with the operation of the ILOB.

(c) Schedule 2.5(c) attached hereto contains a true, correct and complete list of all material ILOB Fixed Assets owned or leased by Seller, as reflected in the Seller’s Schedule of ILOB Fixed Assets prepared in the ordinary course of business as of the date set forth therein.

(d) Seller has good and marketable title to the Dayton Campus and a valid leasehold interest in the Leased Real Property, in each case free and clear of any Encumbrances except for Permitted Encumbrances. Seller has not leased or otherwise granted to any Person the right to use or occupy the Dayton Campus or any portion thereof other than for its licensees and invitees. Other than Purchaser’s rights arising under this Agreement, there are no outstanding options, rights or rights of first refusal to purchase or lease the Dayton Campus or any portion thereof or interest therein. There are no pending or, to the Knowledge of Seller, threatened condemnation proceedings or other Actions relating to the Dayton Campus or the Leased Real Property. Other than Seller and its licensees and invitees, there are no parties in possession or parties having any rights to occupy any of the Dayton Campus or, to the Knowledge of the Seller, any of the Leased Real Property.

(e) Except as set forth in Schedule 2.5(e), all improvements made by Seller or its Affiliates on the Dayton Campus and the Leased Real Property have received all Governmental Authority approvals (including Licenses) required in connection with the ownership or operation thereof, and all such improvements have been and are currently operated and maintained in material compliance with all applicable Laws.

(f) To the Knowledge of Seller, Seller has reasonably adequate rights of ingress and egress with respect to the Dayton Campus and all the Leased Real Property and the improvements thereon pursuant to public streets and roads or by marketable and insurable appurtenant easements.

(g) Except as set forth in Schedule 2.5(g), neither the Dayton Campus (including any improvements thereon and the condition or use thereof) nor, to the Knowledge of Seller, any of the Leased Real Property (including any improvements thereon and the condition or use thereof), contravenes or violates any building, zoning, fire safety, seismic, design, conservation, parking, architectural barriers to the handicapped, occupational safety and health or other applicable Law, or any restrictive covenant (whether or not permitted on the basis of prior nonconforming use, waiver or variance), which contravention or violation would reasonably be expected to result in a Material Adverse Effect. As of the date hereof, the Dayton Campus and, taken as a whole, the Leased Real Property is in substantially the same condition it was in on November 30, 2007, ordinary wear and tear and changes and modifications in the ordinary course of business consistent with past practices excepted. The ILOB Fixed Assets, taken as a whole, are in good working order and condition, as used by Seller in the operation of the ILOB, ordinary wear and tear and changes and modifications occurring from the Execution Date to the Closing Date in the ordinary course of business consistent with past practices excepted. The ILOB Inventory consists of items that are of a quality and quantity presently usable or saleable in the ordinary course of business (subject to applicable reserves).

(h) Seller and its Affiliates do not owe any brokerage commission with respect to any Leased Real Property.

2.6. Title to and Sufficiency of Transferred Assets.

(a) Except as disclosed on Schedule 2.6(a), Seller has good title to the Transferred Assets, free and clear of all Encumbrances except for Permitted Encumbrances.

(b) Except as disclosed on Schedule 2.6(b) and except for Non-Assigned Contracts and non-transferable Business Licenses and for assets to be made available to, or used by Seller and its Affiliates in the provision of services to, Purchaser after the Closing pursuant to the Transition Services Agreement or another Ancillary Agreement, the Transferred Assets together with the assets and properties that are the subject of the IP Agreement and the assets and properties made available to Purchaser under or pursuant to the Lease Agreement, the Sublease and the YPC Agreement, include all assets necessary and sufficient for the operation of the ILOB as it is currently being conducted by Seller and as presently proposed to be conducted by Seller.

2.7. Financial Statements; ILOB Accounts Receivables.

(a) Attached as Schedule 2.7(a) are true and correct copies of the Financial Statements. The Financial Statements have been prepared from, and are in accordance with, the Books and Records of Seller and fairly represent in all material respects the results of operations and selected assets and liabilities of the ILOB as reflected in such Books and Records as of and for the dates and periods identified in the Financial Statements, each of which is subject to the limitations and qualifications set forth therein and in the notes and comments, presentation qualifications, and assumptions thereto. Except as expressly noted in Schedule 2.7(a), each statement of operations included in the Financial Statements fairly and accurately presents in all material respects the results of operations of the ILOB for the periods set forth therein. Each of the accounts reflected in the Financial Statements conforms with GAAP.

(b) All ILOB Accounts Receivable reflected on the Latest Balance Sheet (net of any reserves or write-offs shown thereon, all of which reserves have been established in the ordinary course) and existing on the date hereof are valid, existing and were incurred in the ordinary course of business and arose from transactions for the sale of good and services. Except as set forth on Schedule 2.7(b) and ILOB Accounts Receivable reserved against, to the Knowledge of the Seller, there are no disputes regarding the collectibility of any such ILOB Accounts Receivables. Seller has not factored any of the ILOB Accounts Receivable.

2.8. Absence of Certain Changes or Events. Except as set forth on Schedule 2.8 or otherwise as contemplated by or provided for in this Agreement, the IP Agreement or an Ancillary Agreement:

(a) Since December 31, 2006, there has not been any Material Adverse Effect and no state of facts exists, nor has there been any change, event, effect or occurrence that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b) Since December 31, 2006, Seller has carried on the ILOB in the ordinary course of business consistent with past practice;

(c) Since December 31, 2006, Seller has collected all Accounts Receivable and paid all accounts payable in the ordinary course of business consistent with past practice; and

(d) Seller has not taken any action or failed to take any action that would have resulted in a breach of Section 4.1 had such Section been in effect on November 30, 2007.

2.9. Business Contracts.

(a) Schedule 2.9(a) hereto contains a list of the following material Contracts (including all amendments thereto) included in the Transferred Assets (each, a “Business Contract” and, collectively, the “Business Contracts”):

(i) Real Property Leases;

(ii) capital or operating leases or conditional sales agreements;

(iii) employment, consulting, separation, collective bargaining or other labor agreements, including Contracts (1) to employ or terminate executive officers or other personnel and other Contracts with present or former officers or directors of Seller or (2) that will result in the payment by, or the creation of any Liability to pay on behalf of Purchaser or Seller any severance, termination, “golden parachute,” or other similar payments to any present or former personnel following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(iv) agreements for the purchase of ILOB Inventory, other materials or real or personal property, in each case other than in the ordinary course of business;

(v) agreements under which Seller is obligated to indemnify, or entitled to indemnification from, any other Person, other than any agreement that requires indemnification solely in connection with or as a result of a breach of such agreement;

(vi) manufacturing or joint development agreements;

(vii) license agreements or royalty agreements, whether Seller is the licensor or licensee thereunder, other than Shrink-Wrap Licenses;

(viii) confidentiality and non-disclosure agreements (whether Seller is the beneficiary or the obligated party thereunder) entered into on or after January 1, 2006, other than those entered into in the ordinary course of business;

(ix) customer orders, services or sales contracts under which the customer is to make a payment or under which the ILOB is required to perform after the Execution Date, in each case with an annual value in excess of $250,000;

(x) distributor agreements, sales agency agreements or similar agreements with an annual value in excess of $100,000;

(xi) Contracts involving future expenditures or Liabilities, actual or potential, after the Execution Date with an annual value in excess of $100,000;

(xii) Contracts or commitments relating to commission arrangements with others;

(xiii) promissory notes, loans, agreements, indentures, evidences of indebtedness, letters of credit, guarantees, or other instruments relating to an obligation to pay money, whether Seller shall be the borrower, lender or guarantor thereunder (excluding credit provided by Seller in the ordinary course of business to purchasers of its products and services and obligations to pay vendors in the ordinary course of business and consistent with past practice);

(xiv) Contracts containing covenants limiting the freedom of Seller, the ILOB or any Representative or Affiliate of Seller, to engage in any line of business or compete with any Person;

(xv) Contracts with any Governmental Authority with an annual value in excess of $100,000;

(xvi) Contracts with any Related Party;

(xvii) Contracts that involve the purchase or sale of any business, corporation, partnership or other organization, any division, operating unit or product line thereof or any other material assets;

(xviii) Contracts that create a power of attorney or other similar grant of agency;

(xix) Contracts that involve a settlement pursuant to which Seller or the ILOB will be required to pay consideration in excess of $100,000;

(xx) all joint venture, partnership, limited liability company or other similar agreements;

(xxi) Contracts for the provision of goods and services to the Seller to the extent related exclusively to the ILOB;

(xxii) to the extent not captured elsewhere in this Section 2.9(a), agreements that are not terminable by Seller or the ILOB without penalty on ninety (90) calendar days’ or less notice; and

(xxiii) all other agreements or arrangements or plans not made in the ordinary course of the ILOB’s business that are material to the ILOB.

(b) Except as set forth on Schedule 2.9(b) hereto, Seller has made available to Purchaser a complete and correct copy of each written Business Contract (and summaries of each oral Business Contract), including all amendments, extensions, renewals and modifications thereto. Except as set forth on Schedule 2.8 or Schedule 2.9(b) hereto (i) each Business Contract is, in full force and effect and represents a valid, binding and enforceable obligation of Seller in accordance with the respective terms thereof and, to the Knowledge of Seller, represents a valid, binding and enforceable obligation of each other party thereto, (ii) there exists no material breach or material default (or event, circumstance or condition, that with notice or the lapse of time, or both, would constitute a material breach or material default) on the part of Seller or, to the Knowledge of Seller, on the part of any other party under any Business Contract, and (iii) none of the Business Contracts will terminate or be rescinded, or give rise to such right, or cease to be valid and enforceable agreements by reason of the execution, delivery and performance of this Agreement or by any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. Except as set forth on Schedule 2.9(b) hereto, Seller has fulfilled, or taken all actions necessary to enable it to fulfill when due, all of its obligations under each of such Business Contracts, determined as of the date hereof and without giving effect to any of the transactions contemplated by this Agreement or any Ancillary Agreement, or any changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the taking of any action contemplated by or permitted by this Agreement. Except as set forth on Schedule 2.8 or Schedule 2.9(b) hereto, since December 31, 2006, Seller has not received any notice of cancellation or termination or change in material terms (including pricing, term and volume) of any Business Contract, and to the Knowledge of Seller, there has not been any occurrence of any event that is likely to result in such a termination or reduction, in each case without giving effect to any of the transactions contemplated by this Agreement or any Ancillary Agreement, or any changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the taking of any action contemplated by or permitted by this Agreement.

2.10. Intellectual Property. The representations and warranties set forth in the IP Agreement are the sole and exclusive representations and warranties made by Seller in respect of intellectual property.

2.11. Business Licenses. Seller owns or possesses all right, title and interest in and to all Licenses which are necessary or material to conduct the ILOB as conducted by Seller as of the Execution Date (each, a “Business License” and, collectively, the “Business Licenses”) each of which is set forth on Schedule 2.11 hereof. No loss or expiration of any Business License is pending or, to the Knowledge of the Seller, threatened, other than the expiration of any Business Licenses in accordance with the terms thereof which may be renewed in the ordinary course of business. Seller is not in default, nor has it received any written notice of any claim of default, with respect to any such Business License. All Business Licenses are valid and in full force and effect, and there is no Action (other than one resulting from the announcement or consummation of the transactions contemplated by or provided for in this Agreement) that could reasonably be expected to result in the termination, impairment or nonrenewal thereof.

2.12. Business Employees.

(a) On the date hereof, Seller has delivered to Purchaser’s Chief Financial Officer, Scott A. Berman, via electronic mail from Carlos Pena, Esq. a correct and complete list of all personnel of the ILOB that are employed by Seller as of the Execution Date, including (and designating as such) any such employee who is an inactive employee on paid or unpaid leave of absence, and indicating the date of employment, current title, location of employment and compensation. Each employee set forth on such list, each additional ILOB employee who is hired by Seller following the Execution Date and prior to the Closing Date, and each ILOB employee whose employment is terminated prior to the Execution Date shall be referred to individually as a “Business Employee” and collectively as, the “Business Employees.”

(b) With respect to the Business Employees: (i) since January 1, 2003, Seller has been in material compliance with all applicable Laws relating to the employment and labor, including those related to equal opportunity, wages, hours, collective bargaining, occupational safety and health, immigration and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority; (ii) Seller has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld; and (iii) Seller is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Seller has paid in full to all Business Employees, or fully accrued for on the Financial Statements, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Business Employees and there is no claim with respect to the payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Business Employees. Seller is not a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to any Business Employees or

Seller’s employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of the Seller, threatened with respect to any Business Employees. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Knowledge of the Seller, threatened before the United States Equal Employment Opportunity Commission or any other Governmental Authority in any jurisdiction in which Seller has employed or employs any Business Employees.

(c) With respect to the ILOB, (i) Seller has not engaged in, and is not engaged in, any unfair labor practice and (ii) no unfair labor practice compliant, grievance or arbitration proceeding is pending or, to the Knowledge of Seller, threatened against Seller.

(d) Since December 31, 2006, there has not been any resignation or termination of any Business Employees whose annual compensation exceeds $75,000, or any increase in the rate of compensation payable or to become payable to any Business Employees whose annual compensation exceeds $75,000, including the making of any loan to, or the payment, grant or accrual of any bonus, incentive compensation, service award or other similar benefit to, any such Person, or the addition to, modification of, or contribution to any Plan other than the extension of coverage under such plan to others who became eligible after December 31, 2006, in each case other than in the ordinary course of business and consistent with past practice.

2.13. Labor Matters. With respect to the ILOB, Seller is not bound by or subject to (and none of its assets or properties used in the ILOB is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and, to the Knowledge of Seller, no labor union has made any organizational effort, made a written demand for recognition, or filed any petition with the National Labor Relations Board, in so far as relates to the Business Employees at any time in the past five (5) years. Except as set forth on Schedule 2.13, each of the Business Employees is terminable at the will of Seller. There is no pending strike, work stoppage, work slowdown or lock-out involving the Business Employees, nor to the Knowledge of Seller, is any threatened.

2.14. Employee Benefit Plans.

(a) Schedule 2.14(a)(i) contains a correct and complete list of each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, stock appreciation right or other stock-based incentive, severance or other termination pay, change-in-control, retention, health, disability, life, cafeteria, insurance, supplemental unemployment benefits, profit-sharing, holiday bonus or other mandatory annual payment, fringe, pension, or retirement plan, program, policy, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement sponsored, maintained, participated in or contributed to or required to be contributed to by Seller with respect to any past or current Business Employees (collectively, the “Plans”). Schedule 2.14(a)(ii) identifies each of the Plans that is an “employee welfare benefit plan,” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (such plans being hereinafter referred to collectively as the “ERISA Plans”). Neither Seller nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect only any of the Business Employees.

(b) With respect to each of the Plans, Seller has heretofore delivered to Purchaser true and complete copies of the most recent Summary Plan Description (“SPD”), together with all summaries of modification issued with respect to such SPD, if required under ERISA, with respect to each ERISA Plan, and the following documents:

(i) a copy of the Plan documents (including all amendments thereto) for each written Plan or a written description of any Plan that is not otherwise in writing;

(ii) a copy of all other material employee communications relating to each ERISA Plan; and

(iii) the most recent determination letter received from the IRS with respect to each Plan that is intended to be qualified under Section 401(a) of the Code.

(c) None of the Business Employees currently or previously has participated in a multiemployer pension plan (within the meaning of Section 4001(a)(3) of ERISA) that is covered by Title IV of ERISA (a “multiemployer plan”) as to which Seller or an ERISA Affiliate has any liability or reasonably could be expected to have liability for any partial or complete withdrawal with respect to the Business Employees and as to which there would be any withdrawal liability if Seller were to completely withdraw from such plan as of the Closing Date and disregarding contributions attributable to any other business retained by Seller and its Affiliates. Except as set forth in Schedule 2.14(c), none of the Plans is a “defined benefit plan” as defined in ERISA Section 3(35).

(d) Each of the Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including, but not limited to, ERISA and the Code. Each of the ERISA Plans that is intended to be “qualified” within the meaning of Code Section 401(a) is so qualified.

(e) Except as set forth on Schedule 2.14(e), no Plan provides benefits, including death or medical benefits (whether or not insured) with respect to current or former Business Employees after retirement or other termination of service for reasons other than death (other than (i) coverage mandated by applicable Laws, (ii) death benefits or retirements benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Seller or an ERISA Affiliate or (iv) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

2.15. Litigation; Governmental Orders.

(a) Except as set forth on Schedule 2.15(a) hereto, there are no pending or, to the Knowledge of Seller, threatened Actions by any Person or Governmental Authority against the Seller relating to the ILOB or, to the Knowledge of Seller, to which any of the Transferred

Assets are subject, without giving effect to any of the transactions contemplated by this Agreement or any Ancillary Agreement, or any changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the taking of any action contemplated by or permitted by this Agreement. Seller has made available to Purchaser copies of all material pleadings, correspondence and other material documents relating to each Action listed on Schedule 2.15(a). To the Knowledge of the Seller and other than in respect of any failure to obtain any consent in respect of any Business Contract as set forth in Schedule 2.9(a) or Schedule 2.9(b) in connection with this Agreement or any Ancillary Agreement and the transactions contemplated hereby and thereby, there is no basis for any Action, which if adversely determined against Seller, its directors or officers, or any other Person could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(b) Seller insofar as relates to the ILOB or any of the Transferred Assets is not subject to or bound by any Governmental Order.

2.16. Compliance with Laws. Except as set forth on Schedule 2.16 hereto and in respect of Laws other than Environmental Laws or those that relate to or implicate Environmental Matters (which are covered exclusively in Section 2.17), Seller has conducted the ILOB in material compliance with, is in material compliance with, and Seller has not received since January 1, 2002, any written claim or notice that Seller is not in material compliance with, any Laws or Governmental Orders applicable to the ILOB or the Transferred Assets. Seller has filed with the relevant Governmental Authority all material reports required by applicable Law. Seller does not have any present intentions to make any changes in the conduct of the business were it to continue to own and operate the ILOB that could reasonably be expected to result in or cause the ILOB to be in noncompliance with applicable Laws or that would reasonably be expected to require changes in or a loss of any such Licenses or an increase in any expenses related thereto other than in connection with this Agreement.

2.17. Environmental Matters.

(a) Except as set forth in Schedule 2.17(a), Seller is and has been in material compliance with all Environmental Laws applicable to its operation of the ILOB.

(b) Except as set forth in Schedule 2.17(b)(i), Seller has been duly issued and maintains all Environmental Permits that are required of Seller for the lawful operation of the ILOB, and all Environmental Permits possessed by Seller in connection with the ILOB are set forth in Schedule 2.17(b)(ii). Except as set forth in Schedule 2.17(b)(iii), each such Environmental Permit is in full force and effect, and Seller is in material compliance with such Environmental Permits.

(c) Except as set forth in Schedule 2.17(c), no Environmental Claims have been asserted in writing or, to the Knowledge of Seller, threatened, against Seller relating to the Dayton Campus, the Leased Real Property, ILOB or the Transferred Assets.

(d) (i) Except as set forth in Schedule 2.17(d)(i), there has been no Release at, on, under, from or to (A) the Dayton Campus, and (B) to the Knowledge of Seller, at any Leased

Real Property. (ii) Except as set forth in Schedule 2.17(d)(ii), there has been no Release at any real property formerly but not currently owned by the Seller, in connection with the ILOB and, to the Knowledge of Seller, formerly operated or leased by the Seller in connection with the ILOB, in each case during the term of Seller’s ownership, operation or tenancy of such property, and such that Seller is or could be liable for Remediation with respect to such Hazardous Materials. (iii) Except as set forth in Schedule 2.17(d)(iii), Seller has not, in connection with the ILOB, arranged, by contract, agreement or otherwise for the transportation, treatment or disposal of Hazardous Materials at any location such as has resulted or could result in any material Liability for the failure to comply with applicable Environmental Laws.

(e) (i) Except as set forth in Schedule 2.17(e)(i), the Dayton Campus does not contain, and to the Knowledge of Seller none of the Leased Real Property contains, any of the following: (A) underground improvements (underground storage tanks or underground piping associated with such tanks) used currently or in the past for the management of Hazardous Materials; (B) any dump or landfill or other unit for the treatment or disposal of Hazardous Materials; (C) wetlands regulated under applicable Environmental laws; (D) PCBs; or (E) mold in quantities and form such that it is harmful to human health. (ii) Except as set forth in Schedule 2.17(e)(ii), the Real Property does not contain any damaged lead-based paint, or friable or damaged asbestos-containing materials and, to the Knowledge of Seller, does not contain lead-based paint or asbestos-containing materials in any form or condition.

(f) Seller has made available to Purchaser copies of all material environmental assessments, reports, audits and other material documents issued since January 1, 2002, in its possession or under its control that relate to the following: (i) the Dayton Campus or the Leased Real Property; (ii) any real property formerly owned, operated, or leased by Seller in connection with the ILOB; or (iii) Seller’s compliance with Environmental Laws in connection with the ILOB.

(g) Except as set forth in Schedule 2.17(g), no authorization, notification, recording, filing, consent, waiting period, Remediation or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby.

(h) Except as set forth on Schedule 2.17(h), no Encumbrance in favor of any person relating to or in connection with any Environmental Claim has been filed or, to the Knowledge of Seller, has attached to the Dayton Campus or any of the Leased Real Property.

2.18. Tax Matters.

(a) Except as set forth in Schedule 2.18 hereto:

(i) Seller has timely filed, and will timely file, all Tax Returns which it is required to file under applicable Laws with respect to any taxable period ending on or before the Closing Date, and paid or will pay, deposited or will deposit, all amounts shown thereon as due or owing or as collected and withheld;

(ii) All such Tax Returns are correct and accurate in all material respects;

(iii) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) on any of the Transferred Assets; and

(iv) With respect to the ILOB, Seller has paid or deposited all Taxes due and owing by it (whether or not such Taxes are required to be shown on a Tax Return) and has collected and withheld and paid over to the appropriate taxing authority all Taxes which it has been required to collect or withhold from amounts paid or owing to any employee, shareholder, creditor or other third party. Seller has complied and is in compliance with all applicable Laws, rules and regulations relating to the payment, withholding and information reporting requirements relating to any Taxes required to be collected or withheld. All individuals employed with respect to the ILOB and paid for services by Seller have been properly classified as either employees or independent contractors in accordance with the Code and applicable Tax Laws.

(b) Seller is not a foreign person within the meaning of Section 1445 of the Code.

(c) With respect to the ILOB, no claim has ever been made by a taxing authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction.

(d) Seller has received no written notice of any, and to the Knowledge of Seller there are no, foreign, federal, state or local Tax audits or administrative or judicial proceedings pending, threatened or being conducted with respect to any of Seller’s Tax Returns or any Taxes for which Seller will be liable.

(e) Seller has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) With respect to the ILOB, Seller has not participated in any “reportable transaction” or any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 and for which Seller has any remaining rights or obligations.

2.19. Bank Accounts. Schedule 2.19 sets forth a list of all of those bank accounts and safe deposit boxes used exclusively in the ILOB and related powers of attorney, and persons authorized to draw thereon or have access thereto. Seller does not have any outstanding powers of attorney in respect of such bank accounts and safe deposit boxes except as contemplated above.

2.20. Brokerage. Except for the engagement of RBC Daniels (the fees and expenses of which will be borne solely by Seller and are disclosed on Schedule 2.20), Seller has not employed any financial adviser or finder or incurred any liability for any financial advisory brokerage commissions, finder’s fees or similar compensation in connection with this Agreement or the transaction contemplated by this Agreement.

2.21. Insurance. The Seller or one or more of its Affiliates maintains insurance coverage from reputable carriers with respect to the assets, properties, business and operations of the ILOB of such a nature, in such amounts, with such terms, and covering such risks as a prudent Person engaged in the business of the ILOB would maintain with respect to similar assets, properties, business and operations. All of such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing have been (or will be) paid, and no notice of cancellation or termination has been received by Seller with respect to any such policy. As it relates to Seller’s ownership and operation of the ILOB, Seller has not reached or exceeded its policy limits for any insurance policy in effect at any time during the past two (2) years. All such insurance policies are sufficient for compliance with all Laws applicable to the ILOB.

2.22. Intentionally Omitted.

2.23. Customer and Supplier Relationships. Schedule 2.23 contains a correct and complete list of the names and addresses of the Customers and Suppliers, and the amount of sales to or purchases from each such Customer or Supplier during the eleven (11) month period ended on November 30, 2007. Except as set forth on Schedule 2.23, as of the date hereof, Seller maintains commercially reasonable relations with each of the Customers and Suppliers and, to the Knowledge of Seller, no event with respect to any such Customer or Supplier has occurred that would materially and adversely affect the ILOB, without giving effect to any of the transactions contemplated by this Agreement or any Ancillary Agreement, or any changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the taking of any action contemplated by or permitted by this Agreement. Except as set forth on Schedule 2.23, as of the date hereof, no Customer or Supplier has during the last twelve (12) months cancelled, terminated or, to the Knowledge of Seller, made any threat or declared any intent to cancel or otherwise terminate any of its contracts with Seller or to decrease its usage or supply of Seller’s products or services, without giving effect to any of the transactions contemplated by this Agreement or any Ancillary Agreement, or any changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the taking of any action contemplated by or permitted by this Agreement. To the Knowledge of Seller, as of the date hereof no current Customer or Supplier intends to terminate or materially alter its business relations with Seller or the ILOB as a result of the transactions contemplated hereby or otherwise.

2.24. Anti-Corruption Laws. Neither the ILOB nor any Representative of the ILOB has illegally offered or given, and, to the Knowledge of Seller, no Person has otherwise illegally offered or given on behalf of the ILOB, anything of value to: (i) any official of a Governmental Authority, any political party or official thereof, or any candidate for political office; (ii) any employee or member of any Governmental Authority; or (iii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office for the purpose of the following: (x) influencing any action or decision of such person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist the Company in obtaining or retaining business for, or with, any Governmental Authority; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the ILOB in obtaining or retaining business for, or with, or directing business to, any person. There have been no false or fictitious entries made in the books or records of the ILOB relating to any illegal payment or secret or unrecorded fund and the ILOB has not established or maintained any secret or unrecorded fund.

2.25. ILOB Books and Records. The ILOB Books and Records will be delivered to Purchaser by Seller at Closing or as otherwise provided in the Schedule of ILOB Books and Records, are correct and complete and have been maintained in accordance with sound business practices and the internal policies and procedures of Seller. The minute books of Seller contain accurate and complete records in all material respects of all corporate action taken by the board of directors of Seller (or any committee thereof) with respect to transactions that relate to the ILOB.

2.26. No Additional Representations or Warranties. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, AND ANY OTHER AGREEMENTS RELATING TO THIS TRANSACTION, NEITHER THE SELLER NOR ITS RESPECTIVE AFFILIATES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, SHAREHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, HAS MADE, OR IS MAKING, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WHATSOEVER TO THE PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES. WITHOUT LIMITING THE FOREGOING, PURCHASER ACKNOWLEDGES THAT IT IS NOT RELYING ON (A) ANY IMPLIED WARRANTIES WHATSOEVER (ALL OF WHICH, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE EXPRESSLY DISCLAIMED) OR (B) ANY REPRESENTATION OR WARRANTY WHATSOEVER AS TO THE PROSPECTS (FINANCIAL OR OTHERWISE) OR THE VIABILITY OR LIKELIHOOD OF SUCCESS OF THE ILOB AFTER THE CLOSING, PROVIDED ORALLY OR CONTAINED IN ANY MATERIALS PROVIDED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, SHAREHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES OR OTHERWISE.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties to Seller:

3.1. Organization. Purchaser is a corporation validly existing and in good standing under the laws of Delaware.

3.2. Authority. Purchaser has all requisite power and authority to execute and deliver this Agreement and such Ancillary Agreements to which it is a party, as applicable, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement each Ancillary Agreement to which Purchaser is a party, the performance by Purchaser of its obligations hereunder and thereunder, as the case may be, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary entity action on the part of Purchaser. This Agreement has been and each Ancillary Agreement to which Purchaser is a party, have been duly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements to which Purchaser is a party by the other parties thereto, this Agreement and the Ancillary Agreements to which Purchaser is a party constitute legally valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

3.3. No Violation. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, and the consummation by Purchaser of the transactions contemplated hereby, will not conflict with or violate in any material respect, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, give rise to any right of termination, amendment, modification. acceleration or cancellation of any material obligation or loss of any material benefit under, result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets or properties of Purchaser pursuant to, or require Purchaser to obtain any consent, waiver, approval or action of, make any filing with, or give any notice to any Person as a result or under, the terms or provisions of (i) the organizational documents of Purchaser, (ii) any contract to which Purchaser or its Affiliates is a party or is bound, or (iii) any Law applicable to Purchaser, or any Governmental Order issued by a Governmental Authority by which Purchaser is in any way bound or obligated.

3.4. Governmental Consents. Except the pre-merger notification requirements of the HSR Act, no consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of Purchaser in connection with the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, or the consummation by Purchaser of the transactions contemplated hereby.

3.5. Brokerage. Purchaser has not employed any financial adviser or finder or incurred any liability for any financial advisory brokerage commissions, finder’s fees or similar compensation in connection with this Agreement or the transaction contemplated by this Agreement.

3.6. Sufficient Funds. Purchaser’s available cash and the financing evidenced by the executed commitment letters for acquisition financing (correct and complete copies of which have been provided to Seller) together are sufficient to enable it to pay the Purchase Price and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1. Conduct of Business.

(a) At all times during the period commencing upon the Execution Date and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 6.1 hereof, except as contemplated by this Agreement or an Ancillary Agreement, and except as required by applicable Law or GAAP, Seller shall:

(i) conduct the operations of the ILOB in the ordinary course of business and consistent with past practices;

(ii) collect all ILOB Accounts Receivable and pay all accounts payable of the ILOB in the ordinary course of business and consistent with past practices;

(iii) use its Commercially Reasonable Efforts to preserve intact the Transferred Assets, the business organization and the goodwill of the ILOB in all material respects, the continued services of the employees of ILOB, and the current relationships of the ILOB with its customers, suppliers and others with significant and recurring business dealings with the ILOB;

(iv) consistent with past practices, maintain all insurance policies covering the ILOB and all Business Licenses;

(v) notwithstanding any other provision hereof, including in this Section 4.1, use, and Seller shall be entitled to use, its Commercially Reasonable Efforts to settle or otherwise resolve the billing dispute with CenturyTel disclosed in Item 8 of Schedule 2.8 (the “CenturyTel Dispute”) prior to Closing;

(vi) comply with all Laws applicable to Seller and the ILOB in all material respects;

(vii) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the character of the ILOB’s properties owned, operated or leased, or the nature of the ILOB’s activities, makes such qualification necessary, except where the failure to do so would not result in a Material Adverse Effect;

(viii) maintain the Books and Records related to the ILOB in the ordinary course of business and consistent with past practices;

(ix) if Seller suffers any casualty loss to any quantity of the Transferred Assets described in Sections 1.1(a) through and including 1.1(d) having a value in excess of $100,000 prior to the Closing Date, make a claim with respect to such casualty loss with the appropriate insurance carrier and repair or replace the affected Transferred Assets in the ordinary course and otherwise as necessary to make the representation and warranty in Section 2.6(b) true on the Closing Date in all material respects; provided that Seller shall not be required (other than in the ordinary course) to expend any amounts in excess of the proceeds of insurance received by Seller to repair or replace such Transferred Assets; and

(x) not knowingly take any action that would result in a material breach of or inaccuracy in (in each case as of the Closing) any of the representations and warranties contained in ARTICLE II hereof.

(b) At all times during the period commencing as of the Execution Date and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 6.1 hereof, unless otherwise required in accordance with applicable Law or GAAP, Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not take, or cause to be taken, any of the following actions solely with respect to the ILOB:

(i) merge with or into, consolidate with, or enter into any similar business combination transaction with, any other Person in a transaction related to the ILOB and the Transferred Assets;

(ii) change or agree to rearrange in any material respect the character of the business of the ILOB;

(iii) (A) adopt, enter into or amend any arrangement which is, or would be, a Plan unless otherwise required by applicable Law or this Agreement, or (B) make any change in any actuarial methods or assumptions used in funding any Plan or in the assumptions or factors used in determining benefit equivalencies thereunder, in each case to the extent applicable only to Business Employees, other than any amendment to the AT&T Inc. Severance Pay Plan;

(iv) enter into any collective bargaining agreement covering any of the Business Employees;

(v) settle any material Action related to an Assumed Liability or knowingly waive any right of material value relating to the Transferred Assets;

(vi) make any change in the tax accounting or financial accounting methods or practices of Seller, or make any changes in depreciation or amortization policies or rates adopted by Seller, in each case to the extent such changes are applicable only to the ILOB, the Transferred Assets or Assumed Liabilities;

(vii) make any write down of Transferred Assets or write off as uncollectible any Accounts Receivable;

(viii) increase any wage, salary, bonus or other direct or indirect compensation payable or to become payable to any of the Business Employees, or make any accrual for or commitment or agreement to make or pay the same, other than increases in wages, salary, bonuses or other direct or indirect compensation made in the ordinary course of business consistent with past practice, and those required or committed to by or under any existing Contract, Law or Plan;

(ix) enter into any transactions with any of its Affiliates or Representatives, any of their immediate family members, or any Affiliate of any of the foregoing, other than in the ordinary course of business consistent with past practice;

(x) make any payment or commitment to pay any severance or termination pay to any Business Employee or any independent contractor, consultant, agent or other representative of the ILOB, other than payments or commitments to pay such Business Employees in the ordinary course of business consistent with past practice or payments or commitments under the severance Plans identified on Schedule 4.1(b)(x) or under the AT&T Inc. Severance Pay Plan;

(xi) enter into any real property lease (as lessor or lessee);

(xii) incur any indebtedness for borrowed money, or assume, guarantee, endorse (other than endorsements for deposit or collection in the ordinary course of business), or otherwise become responsible for obligations of any other Person;

(xiii) make any acquisition of all or any part of the capital stock or all or substantially all of the assets, properties or business of any other Person;

(xiv) enter into any commitments to make capital expenditures payable after the Closing other than in the ordinary course of business consistent with past practice;

(xv) except in the ordinary course of business, enter into (A) any Contract that would constitute a Business Contract, or (B) any amendment, modification, extension, waiver or termination of any existing Business Contract;

(xvi) permit any business insurance policies naming the Seller as a beneficiary or a loss payable payee, or otherwise relating to the ILOB, to be cancelled or terminated;

(xvii) fail to pay the ILOB’s accounts payable and any debts owed or obligations due, or fail to pay or discharge when due any Liabilities, except in the ordinary course of business;

(xviii) take action to accelerate the payment or collection of the ILOB Accounts Receivable, except in the ordinary course of business;

(xix) mortgage, pledge or otherwise encumber any assets or properties of the ILOB or sell, transfer, license or otherwise dispose of any assets of the ILOB, in each case in the ordinary course of business and consistent with past practice;

(xx) make any investment of a capital nature either by purchase of stock or securities, contributions to capital, property transfer or otherwise, or by the purchase of any property or assets of any other Person, except capital expenditures in the ordinary course of business consistent with past practice;

(xxi) enter into any new line of business;

(xxii) pay or agree to pay any investment banking, broker’s or finder’s fee or commission in connection with the transactions contemplated hereby in excess of the amount set forth in the engagement referred to in Schedule 2.20; or

(xxiii) enter into an agreement to do any of things prohibited by clauses (i) through (xxii) of this Section 4.1(b).

4.2. Access and Information. Subject to the terms and conditions of this Agreement and the Confidentiality Agreement (which shall control in the event of a conflict with the further provisions of this Section 4.2), at all times during the period commencing as of the Execution Date and terminating upon the earlier to occur of the Closing or the termination of this Agreement pursuant to and in accordance with the terms of Section 6.1 hereof, Seller shall (a) permit Purchaser, its Representatives and Purchaser’s financing sources to have reasonable access, upon reasonable notice and during normal business hours, to Seller’s employees, assets and properties that are part of the Transferred Assets or comprise the ILOB and all relevant books, records and documents of Seller relating to the ILOB and (b) deliver to Purchaser monthly financial reports, and any other reports regularly prepared in the ordinary course of the ILOB, that discuss the ILOB’s ongoing operations or financial results contemporaneously with their delivery to such Persons, provided, however, that Seller shall not be obligated to provide any such access or information if Seller determines, in its good faith judgment, that doing so could reasonably be deemed to violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege, or result in the disclosure of any confidential or proprietary information not related to the ILOB.

4.3. Confidentiality.

(a) The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect from and after the Closing in accordance with the terms thereof, such that the information obtained by any party hereto, or its Representatives, during any investigation conducted pursuant to Section 4.2 hereof, in connection with the negotiation, execution and performance of this Agreement, the consummation of the transactions contemplated hereby, or otherwise, shall be governed by the terms set forth in the Confidentiality Agreement.

(b) After the Closing Date, Seller shall maintain, and shall cause its Affiliates and Representatives to maintain, the confidentiality of all proprietary information and trade secrets relating to the ILOB, except to the extent that (i) such information becomes generally available to the public other than as a result of a disclosure by the Seller or any of its Affiliates or Representatives, or (ii) Seller or any of its Affiliates or Representatives are requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process) in connection with any proceeding to disclose any of such information, provided, however that in the event disclosure is requested or required pursuant to clause (ii) above, Seller or any of its Affiliates or Representatives shall give Purchaser prompt written notice of such request or requirement, in which event Seller shall seek an appropriate protective order or other remedy. The obligations under this Section 4.3(b) will terminate on the third (3rd) anniversary of the Closing Date. In the event of a breach of any provision of this Section 4.3(b) by Seller or any of its Affiliates or Representatives, Purchaser may, in addition to the other rights and remedies existing in its favor, apply to any court of competent jurisdiction for specific performance and injunctive relief in order to enforce or prevent any violation of this Section 4.3(b) and Seller and its Affiliates and Representatives agree that they will not contest such relief on the grounds that Purchaser has an adequate remedy at law.

(c) The foregoing notwithstanding, nothing contained in this Section 4.3 or the Confidentiality Agreement will preclude any party from making any disclosures it determines in good faith to be required by Law, regulation or listing agreement with or rules of any national securities exchange or national trading system or necessary and proper in conjunction with the filing of any Tax Return or other document to be filed with any Governmental Authority; provided, however, that the party required to make the release or statement, if practical under the circumstances, shall allow the other party reasonable time to comment or such release or statement in advance of such issuance.

4.4. Further Actions and HSR Act.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Seller and Purchaser shall each use their respective Commercially Reasonable Efforts to take, or cause to be taken all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including use of Commercially Reasonable Efforts in connection with: (i) obtaining all necessary licenses, actions or nonactions, waivers, consents, approvals, authorizations, qualifications and other orders of any Governmental Authorities with competent jurisdiction over the transactions contemplated hereby (including all filings required under the HSR Act), (ii) obtaining all necessary consents, approvals or waivers from third parties (on the terms of Section 1.5 with respect to the Contracts of Seller), (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have vacated or reversed any stay or temporary restraining order entered by any Governmental Authority prohibiting or otherwise restraining the consummation of the transactions contemplated hereby, and (iv) executing and delivering any additional instruments, certificates and other documents necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Without limiting any other provision hereof, each of Seller and Purchaser shall, as promptly as practicable following the execution and delivery of this Agreement, file and cause their respective Affiliates to file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions described herein and any supplemental information requested in connection therewith pursuant to the HSR Act. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall not be required to divest or otherwise dispose of assets or businesses of Purchaser or its Affiliates or transfer the same to a trust or similar vehicle pending disposition or divestiture as may be requested by the FTC or DOJ pursuant to the HSR Act or otherwise in order to facilitate clearance of the transactions contemplated by this Agreement under the HSR Act.

4.5. Fulfillment of Conditions. Neither Seller nor Purchaser shall knowingly take or cause to be taken, any action not expressly authorized or required hereunder that would cause the conditions to the obligations of Seller or Purchaser, as applicable, to consummate the transactions contemplated hereby to fail to be satisfied or fulfilled at or prior to the Closing, including by taking or causing to be taken, or failing to take or cause to be taken, any action that would cause the representations and warranties made by the Seller in ARTICLE II hereof or by the Purchaser in ARTICLE III hereof to fail to be true and correct as of the Closing in all material respects. Using its Commercially Reasonable Efforts and subject to Section 1.5, Seller shall take, or cause to be taken, all actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to Purchaser’s obligations to consummate the transactions contemplated hereby as set forth in Section 5.2 hereof. Using its Commercially Reasonable Efforts and subject to Section 1.5, Purchaser shall take, or cause to be taken, all actions within its power to cause to be satisfied or fulfilled, at or prior to the Closing, the conditions precedent to the obligations of Seller to consummate the transactions contemplated hereby as set forth in Section 5.3 hereof.

4.6. Publicity. Seller and Purchaser shall cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither Seller nor Purchaser shall issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the consent of the other party hereto, except as otherwise required by applicable Law, but in any event only after giving the other party hereto a reasonable opportunity to comment on such release or announcement in advance, consistent with such applicable legal requirements.

4.7. Transaction Costs. Purchaser shall pay all transaction costs and expenses, including legal, accounting and other professional fees and expenses and other fees incurred by Purchaser and its Affiliates in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Seller shall pay all transaction costs and expenses including legal, accounting and other professional fees and expenses and other fees incurred by Seller and its Affiliates in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

4.8. Related Assets. If any Related Party owns or otherwise possesses any right, title or interest of any type or nature whatsoever in any assets that are Transferred Assets, Seller shall cause its Related Parties to transfer such assets free and clear of all Encumbrances, to Purchaser at no cost to Purchaser pursuant to instruments of transfer in form and substance reasonably satisfactory to Purchaser.

4.9. Employment Matters.

(a) Purchaser and Seller have agreed that, subject to the terms and conditions of this Agreement, Purchaser shall not assume or be responsible for any liabilities or obligations related to the employment, employment practices or worksite conditions or status with respect to the Business Employees for matters occurring on or prior to the Closing Date, including any claims by any Business Employees related to their employment or to the termination of their employment prior to and as of the Closing. Without limiting the generality of the foregoing sentence, Seller shall be solely responsible for the following matters related to its employment of the Business Employees and the termination of such employment: (i) any required compliance before Closing with WARN as the result of termination of Business Employees prior to the Closing Date; (ii) any required compliance with COBRA for qualifying events (as defined in Code section 4980B) occurring on or prior to Closing; and (iii) all alleged and actual obligations and claims arising from or relating to any employment agreement, collective bargaining agreement or Plan, any grievances, arbitrations or unfair labor practice charges and relating to compliance with any applicable employment Law (including but not limited to all Laws pertaining to discrimination, workers’ compensation, unemployment compensation, occupational safety and health, unfair labor practices, family and medical leave, and wages, hours or employee benefits) for events occurring on or prior to Closing. Except as specifically set forth in Sections 4.9(c) and 4.9(d) below, Purchaser shall not be obligated under and hereby specifically disclaims any assumption or liability with respect to any collective bargaining agreement, employment contract or Plan to which Seller may be a party or under which Seller may be covered. Purchaser and Seller have agreed that Purchaser shall be solely responsible for all liabilities or obligations of any kind with respect to Continuing Employees for matters occurring after the Closing Date, including any claims by any Business Employees related to their employment or to the termination of their employment after Closing.

(b) Seller agrees to use Commercially Reasonable Efforts to retain the services of the Business Employees through the Closing Date; provided that Seller shall not be obligated to retain any employee if such employee would not be retained in the ordinary course of business. Seller agrees to terminate, as of the Closing, the employment of the Business Employees employed by Seller as of the Closing Date who accept Purchaser’s offer of employment as provided below.

(c) Subject to Purchaser’s pre-employment screening practices (such as drug testing), Purchaser will offer employment to all Business Employees who are employed by Seller on the Closing Date, including all Business Employees who are on leave or disability leave as of the Closing Date; provided, however, that Purchaser shall not be required, at Closing or any time thereafter, to offer employment to former Business Employees who have been laid off by Seller prior to the Closing. Such offers of employment shall be effective as of the Closing Date for each Business Employee who is actively employed as of the Closing Date. Purchaser’s offer of employment to each Business Employee who is on leave or disability leave as of the Closing Date shall be made promptly when such employee is eligible to return to active service. Purchaser agrees that such offers of employment shall be at total compensation levels (salary plus annual target incentives) that are at least comparable to Seller’s total compensation levels in effect on the Closing Date. The Business Employees who accept such offers of employment are sometimes referred to herein as “Continuing Employees.”

(d) With respect to the Continuing Employees (and their dependents and beneficiaries where appropriate), Purchaser shall provide employee benefits that are substantially comparable in the aggregate to the coverage provided under the Plans as of the date hereof for at least twelve (12) months following the Closing Date (excluding in all instances any benefits under any severance plans of Seller or any of its Affiliates), and Purchaser shall provide the severance benefits described below. Purchaser shall with respect to the Continuing Employees (i) recognize such Continuing Employees’ employment service with Seller (including credit for service with predecessor employers as currently recognized under the applicable Plans) for participation, vesting and benefit eligibility purposes under any Plan that Purchaser may provide to such Continuing Employees, (ii) not apply to such Continuing Employees any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any of Purchaser’s plans to the extent waiting periods, pre-existing conditions, exclusions and requirements were satisfied under the corresponding Plans, and (iii) honor in full all vacation that will be accrued in accordance with the Seller’s policies that is not taken for the calendar year in which the Closing occurs. For those Continuing Employees who do not receive a payment under a Plan identified on Schedule 4.1(b)(x): (A) if Purchaser or one of its Affiliates terminates the employment for any reason other than cause of any such Continuing Employee within 12 months of Closing Purchaser agrees to provide severance payments to such Continuing Employees equal to the payments payable under the AT&T Inc. Severance Pay Plan as if such Continuing Employee had received a “Surplus Notification Letter” under the AT&T Inc. Severance Pay Plan, and (B) Seller shall promptly reimburse Purchaser on request for all amounts of such severance payments paid to such terminated Continuing Employee pursuant to the preceding clause (A). Purchaser shall be responsible for providing and/or discharging any and all notifications, benefits and liabilities to the Business Employees and Governmental Authorities required by WARN or any similar state law that result from actions or omissions of Purchaser that cause a notice requirement, and shall be so responsible for such compliance with WARN or any such state law to the extent any failure of Purchaser to offer employment to a Business Employee (based on its pre-employment screening practices referred to in Section 4.9(c) or otherwise) or its failure to continue to employ a Continuing Employee at or after the Closing would or does cause Seller or any of its Affiliates not to be in compliance with any such statute.

(e) Seller acknowledges and agrees that nothing contained in this Section 4.9 shall be construed to limit in any way the ability of Purchaser, the ILOB, or any of their respective Affiliates to terminate the employment of any Continuing Employee from and after the Closing Date at any time and for any or no reason.

(f) Nothing contained in this Section 4.9 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of Purchaser, the ILOB or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any Person any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person any right as a third-party beneficiary of this Agreement.

4.10. No Solicitations of Transactions.

(a) Seller shall, and shall cause its Affiliates and Representatives not to, directly or indirectly, through any other Person, initiate, solicit or encourage (including by way of furnishing non-public information or other assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other understanding or agreement with any Person other than Purchaser with respect to a sale of all or any portion of the assets of the ILOB, or a merger, consolidation, or other business combination, in either case in a transaction related to the ILOB and the Transferred Assets (an “Alternative Transaction”).

(b) Seller will immediately cease any existing discussions or negotiations with any Person (other than Purchaser and its Affiliates) conducted heretofore with respect to any Alternative Transaction, and will use Commercially Reasonable Efforts to cause all Persons, other than Purchaser and its Affiliates, who have been furnished confidential information regarding the ILOB in connection with the solicitation of or discussions regarding an Alternative Transaction within the twelve (12) months prior to the date hereof promptly to return or destroy such information.

4.11. Transition of Certain Information. Prior to or on the Closing Date, or as reasonably practicable thereafter, Seller will transfer, or cause to be transferred, to Purchaser the ILOB Books and Records (or copies thereof). Seller will provide Purchaser with access to such information after Closing until such information is transferred to Purchaser.

4.12. Cooperation.

(a) Prior to the Closing and at Purchaser’s cost and expense, and subject to any and all applicable Laws and Section 4.2, Seller shall cooperate with reasonable requests of Purchaser, and shall allow its employees to cooperate with reasonable requests of Purchaser, in connection with the financing contemplated by the financing commitments described in Section 3.6 (the “Debt Financing”) and shall, cooperate with reasonable requests to cause appropriate employees to be available on a customary basis and without any material disruption to or interference with their assigned duties and responsibilities (A) to meet with prospective lenders in presentations, meetings, road shows, due diligence sessions and sessions with ratings agencies for purposes of addressing the historical financial information presented and prepared by Seller in connection with the Asset Acquisition, and (B) to provide information and data needed by Purchaser in its preparation of offering memoranda, private placement memoranda and other disclosure documents in connection therewith and the Debt Financing, in each case without the need to create any reports, schedules, summaries or financial statements of information not prepared or provided in the ordinary course prior to the Execution Date and without any liability whatsoever to Seller and its Affiliates with respect thereto. In connection with such cooperation, Purchaser shall cause any such lenders, investors and ratings agencies to execute confidentiality agreements in form and substance comparable to the Confidentiality Agreement or otherwise reasonably acceptable to Seller (or provide other assurances of confidentiality acceptable to Seller) governing the use and disclosure of information and data related to the ILOB and the Asset Acquisition. Purchaser shall in any event be responsible for compliance with the Confidentiality Agreement by such lenders, investors and ratings agencies.

(b) Subject to Section 4.2, after the Closing Seller shall: (i) within a reasonable timeframe, respond to any and all reasonable Purchaser requests for the production of historical books, records, source documents and other reports related exclusively to the ILOB for Purchaser’s use in the preparation of audited financial statements with respect to the Transferred Assets and the Assumed Liabilities of the ILOB and (ii) make knowledgeable personnel of Seller and its Affiliates available to answer, within a reasonable timeframe, any and all reasonable questions of Purchaser and its independent certified public accountants relating exclusively to the preparation of the ILOB’s audited financial statements, and will not respond to inquiries regarding AT&T or its Affiliates’ accounting policies, practices, management judgments and estimates. Without limiting the generality of the foregoing, after the Closing Seller shall cooperate with reasonable Purchaser requests for assistance in connection with the Purchaser’s preparation of a pro forma, unaudited set of financial statements related exclusively to the ILOB for annual and quarterly periods commencing on and after January 1, 2006 reflecting a conversion of Seller’s accounting policies from the issued basis to the Purchaser’s accounting policy which is the deferral and amortization method of accounting.

(c) Following the Closing, each Party shall execute and deliver to the other Party such documents, agreements and instruments of conveyance, assignment and transfer as such other Party shall reasonably request to consummate or confirm the transactions provided for herein.

4.13. Transition Services Agreement. At the Closing, Seller and Purchaser shall enter into a Transition Services Agreement substantially in the form attached as Exhibit 4.13 (the “Transition Services Agreement”).

4.14. YPC Agreement. At the Closing, Purchaser shall, and Seller shall (and shall cause its Affiliate YellowPages.com LLC to), enter into a Local Advertising Reseller Agreement substantially in the form attached as Exhibit 4.14 (the “YPC Agreement”).

4.15. Non-Competition Agreement. At the Closing, Purchaser shall, and Seller shall (and shall cause its Affiliates named therein to), enter into a Non-Competition Agreement substantially in the form attached as Exhibit 4.15 (the “Non-Competition Agreement”).

4.16. Sublease. At the Closing, Purchaser shall, and Seller shall cause its Affiliates named therein to, enter into a Sublease relating to certain real property in Hoover, Alabama substantially in the form attached as Exhibit 4.16 (the “Sublease”).

4.17. IP Agreement. At the Closing, Purchaser shall, and Seller shall (and shall cause its Affiliates named therein to), enter into an Intellectual Property Agreement substantially in the form attached as Exhibit 4.17 (the “IP Agreement”).

4.18. Receipt of Cash Post-Closing. If, at any time following the Closing, a Party or its Affiliates receives any cash or other assets in respect of the Transferred Assets or the Excluded Assets, as appropriate, to which the other party is entitled, such receiving Party will, and will cause its Affiliates to, as promptly as practicable, deliver such cash or assets to the Party entitled thereto.

4.19. Actions by Purchaser and Seller. Purchaser and Seller each agrees that, during the period from the date of this Agreement until the Closing Date, Purchaser and Seller each shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity interest in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, or permit any of their respective Affiliates to do any of the foregoing if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Asset Acquisition or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting or impeding the consummation of the Asset Acquisition or (iii) otherwise materially delay the consummation of the Asset Acquisition.

4.20. Tax Matters.

(a) Purchaser and Seller shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets as is reasonably necessary for filing of all Tax Returns, including any claim for exemption or exclusion from the application or imposition of any Taxes or making of any election related to Taxes, the payment of Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any Action relating to any Tax Return.

(b) All Transfer Taxes arising out of the transfer of the Transferred Assets and any Transfer Taxes required to effect any recording or filing with respect thereto shall be borne equally by Seller and Purchaser. Seller and Purchaser shall cooperate to determine on a timely basis the amount of any Transfer Taxes and timely prepare and file any returns or other filings relating to such Transfer Taxes, in form and substance satisfactory to each Party, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. The Party obligated by applicable Law to pay over any such Transfer Taxes and file all necessary documentation and returns with respect to such Transfer Taxes when due shall timely do so, and shall promptly following the filing thereof furnish a copy of such return or other filing and a copy of a receipt showing payment of any such Transfer Tax to the other Party, and if the Party paying over such Transfer Taxes and filing related Tax Return is Seller, Purchaser shall reimburse Seller promptly for all of such Transfer Taxes.

(c) All Taxes (other than income Taxes) levied with respect to the Transferred Assets for a Tax period that includes (but does not end on) the Closing Date, whether imposed or assessed before or after the Closing Date, shall be apportioned between Seller and Purchaser as of the Closing Date, based on the number of days in any such period falling on and prior to the Closing Date, on the one hand, and after the Closing Date, on the other hand. Seller shall be responsible for the portion of such apportioned Taxes attributable to the period through the Closing Date and Purchaser shall be responsible for the portion of such apportioned Taxes attributable to the period after the Closing Date. Accordingly, if any Taxes required to be apportioned hereunder are paid by Purchaser, on the one hand, or Seller, on the other hand, then Seller or Purchaser, as the case may be, shall promptly reimburse the paying party for the non-paying party’s share of such apportioned Taxes. Similarly, if Purchaser, on the one hand, or

Seller, on the other hand, receive a refund of any Taxes that are required to be apportioned hereunder, then the recipient of such refund shall promptly pay to the other party such other party’s share of such refund as determined in accordance with the foregoing apportionment provisions (assuming that Purchaser and Seller contributed to the applicable Tax payment in accordance with the first two sentences of this Section 4.20(c)).

4.21. Retention of Books and Records. For a period of seven (7) years after the Closing Date (or such shorter time as Purchaser holds the Transferred Assets), Purchaser shall retain all ILOB Books and Records transferred to Purchaser hereunder and shall afford Seller’s and its respective Affiliates and Representatives reasonable access to and the ability to copy such ILOB Books and Records during normal business hours. Seller shall retain all of the Books and Records related exclusively to the ILOB that are not otherwise transferred to Purchaser pursuant to this Agreement for a period of seven (7) years after the Closing Date (or such shorter time as Seller holds such Books and Records) and shall afford Purchaser and its Representatives reasonable access to and the ability to copy such Books and Records during normal business hours to the extent such Books and Records are related to the ILOB (in each case subject to the terms of the Confidentiality Agreement, except that for purposes of this sentence the term of the Confidentiality Agreement shall be deemed to be nine (9) years after the Closing Date). Prior to any such time as either Purchaser or Seller shall seek to cease to hold such Books and Records (whether by destruction or transfer), such Party shall give the other Party thirty (30) days prior written notice and afford the other Party the opportunity, at its sole cost and expense, to make such copies and extracts of such Books and Records as it shall wish.

4.22. Certain Updates. After the Execution Date and until the Closing, Seller and Purchaser shall use Commercially Reasonable Efforts to mutually agree upon any changes or amendments to the Schedule of ILOB Fixed Assets and Schedule 1.1(e) (Motor Vehicles) in order to reflect at Closing the replacement, retirement, destruction, loss, acquisition or addition to any such Transferred Assets during such period and the determination of the Retained Building C Fixed Assets. In addition, if following the Execution Date and until the Closing either Party becomes aware of any significant asset that was inadvertently included or not included in the Schedule of ILOB Fixed Assets or Schedule 1.1(e) (Motor Vehicles), or, if Purchaser concludes that a significant asset used by the Seller in the ILOB should have been a Transferred Asset in order for Seller’s representation and warranty in Section 2.6(b) to be true and correct in all material respects as of the Closing: (i) such Party shall as promptly as practicable notify the other Party in writing of such fact and provide such information as is necessary to support the same; (ii) the Parties shall thereafter use Commercially Reasonable Efforts to determine whether the facts surrounding any such asset necessitates a change or amendment to this Agreement or any Exhibit or schedule hereto and, if they thereafter determine that any such change or amendment is mutually agreeable, effect such change or amendment (which shall be deemed made as of the Execution Date) and any corresponding transfer to Purchaser of such asset (which shall be made for no additional consideration); and (iii) if such mutual agreement is reached following the Closing to add any asset as a Transferred Asset, Seller shall as promptly as practicable convey such asset to Seller for no additional consideration. Nothing in this Section 4.22 or any actions taken pursuant hereto shall limit or qualify any breach of the representations and warranties set forth in Section 2.6(b), except to the extent any such change or amendment on or before Closing cures any such breach.

4.23. Dayton Campus. On or after the Closing, Seller and Purchaser shall cooperate in the removal and relocation of the Relocated Building C Fixed Assets from Building C and their relocation to either or both of Buildings A and B. Seller and Purchaser will each bear their own costs and expenses incurred related to (i) the reconfiguration of space at Building C on the one hand and Buildings A and B on the other hand after the Closing for their respective use and (ii) the relocation of their respective personnel from Buildings A and B on the one hand and Building C on the other hand. The costs and expenses of removing and relocating the Relocated Building C Fixed Assets to either of Buildings A and B shall be shared equally by the parties; provided, however, that Seller’s maximum liability pursuant to this sentence shall equal $12,500.00.

4.24. Notice of Certain Events. Purchaser, on the one hand, and Seller, on the other hand, shall each use their respective Commercially Reasonable Efforts to give prompt notice to the other Party of (a) the occurrence, or failure to occur, of any event that the occurrence or failure of which would reasonably be likely to result in the failure to satisfy any condition specified in Article V, and (b) any matter that arises or becomes known to Purchaser, on the one hand, or Seller, on the other hand, after the date hereof that could reasonably be expected to give rise to a termination right by the other party pursuant to Section 6.1(d) or Section 6.1(e).

4.25. Hoover, Alabama Sublease. Pursuant to Section 1.5(b), each of the Parties shall use their Commercially Reasonable Efforts to obtain the consent of Meadow Brook Office, LLC, a Delaware limited liability company (“Master Landlord”), to the Sublease and the waiver of Master Landlord’s recapture rights related thereto under and pursuant to Section 25(a) of that certain Lease Agreement dated December 7, 2005, as amended by that certain First Amendment to Lease Agreement dated August 1, 2007 (as so amended, the “Master Lease”). If Master Landlord refuses to grant its consent to the Sublease or has exercised its recapture rights under the Master Lease, Seller shall be entitled to rely on the condition contained in Section 5.3(c). In such event, Seller may also in its sole option and in its sole discretion either (i) obtain the consent of Master Landlord by providing the insurance coverage required by Master Landlord with respect to the premises covered by the Master Lease or by satisfying any other objection of Master Landlord at Seller’s sole cost or (ii) lease substitute space for Purchaser which is reasonably comparable to the premises subleased pursuant to the Sublease, with Seller paying any additional rent or other costs of the substitute lease in excess of the rent and other costs required to be paid by the subtenant under the Sublease. Such substitute lease shall be entered into in lieu of and substitution for the Sublease hereunder. Purchaser will cooperate in obtaining Master Landlord’s consent to the Sublease by accepting reasonable modifications to the terms of the Sublease that do not increase the rent or otherwise materially adversely affect the rights of the subtenant named in the Sublease (and by executing and delivering a reasonable instrument agreeing to such modifications).

ARTICLE V

CLOSING CONDITIONS

5.1. Conditions to Each Party’s Obligations. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the following conditions, any of which, if not fulfilled may be waived by the parties:

(a) HSR Act. The expiration or termination of the waiting period applicable to the consummation of the Asset Acquisition under the HSR Act.

(b) No Injunction or Action. There shall be no Law enacted, adopted, promulgated or enforced, or any Governmental Order in effect that makes consummation of the Asset Acquisition illegal or otherwise prohibited substantially on the terms contemplated by this Agreement. No Action shall be pending or threatened that would reasonably be expected to prevent the consummation of all or any of the transactions contemplated by this Agreement, cause any of the transactions contemplated by this Agreement to be voided or rescinded following consummation or affect adversely the right of Purchaser to own the ILOB’s assets and operate its business, in each case where the same would result in a Material Adverse Effect.

5.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived by Purchaser:

(a) Representations and Warranties. The representations and warranties of Seller contained in ARTICLE II of this Agreement that are qualified as to materiality or words of similar import shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made as of a specific date which representations and warranties shall have been true and correct in all material respects or true and correct in all respects, as the case may be, as of such date).

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all covenants and agreements required to be performed by it hereunder at or prior to the Closing Date.

(c) Landlord Consents. The receipt of written consents from those Persons identified on Schedule 5.2(c) with respect to the matters referenced therein.

(d) CenturyTel Dispute. Seller shall have fully and finally settled and obtained an irrevocable release with respect to (or otherwise have fully and finally resolved without further requirement to defend) any and all claims and liabilities arising out of or in any way connected with the CenturyTel Dispute, without Liability to Purchaser in respect thereof. The settlement of the CenturyTel Dispute shall not affect or provide for any amendment to the CenturyTel Contract, or otherwise modify or affect Purchaser’s rights or obligations thereunder, for periods after the Closing.

(e) No Material Adverse Effect. Between the date of the Latest Balance Sheet and the Closing Date, there shall not have occurred any Material Adverse Effect.

(f) Seller Closing Deliveries. Seller shall have delivered or caused to be delivered each of the items required by Section 1.6(c) hereof.

5.3. Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled may be waived by Seller:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in ARTICLE III of this Agreement that are qualified as to materiality or words of similar import shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which are made as of a specific date, which representations and warranties shall have been true and correct in all material respects or true and correct in all respects, as the case may be, as of such date).

(b) Performance of Obligations by Purchaser. Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing Date.

(c) Consent of the Master Landlord. The receipt of written consent from Master Landlord to the Sublease and the waiver of its recapture rights related to the Sublease under and pursuant to the Master Lease.

(d) Purchaser Closing Deliveries. Purchaser shall have delivered each of the items required by Section 1.6(d) hereof.

ARTICLE VI

TERMINATION

6.1. Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned:

(a) by mutual written consent of Seller and Purchaser at any time prior to the Closing;

(b) by either Seller, on the one hand, or Purchaser, on the other hand, if the Closing has not occurred on or prior to 5:00 p.m. (Eastern time) on the ninetieth (90th) calendar day after the Execution Date (the “Termination Date”) (provided that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Termination Date); provided that, such 90-day period shall be extended for a single, additional period of forty-five (45) days if by the 90th calendar day after the Execution Date the parties have not received all material approvals from any applicable Governmental Authority;

(c) by either Seller or Purchaser, if any Governmental Authority with jurisdiction over such matters shall have issued a final and nonappealable Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) by the Purchaser, if the Purchaser is not in breach of any of its covenants, agreements or obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Seller herein become untrue or inaccurate such that Section 5.2(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 6.1(d)) or (ii) there has been a breach on the part of Seller of any of its covenants, agreements or obligations contained in this Agreement such that Section 5.2(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 6.1(d)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within fifteen (15) calendar days after written notice to Seller; or

(e) by the Seller, if the Seller is not in breach of any of its covenants, agreements or obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Purchaser herein become untrue or inaccurate such that Section 5.3(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 6.1(e)) or (ii) there has been a breach on the part of Purchaser of any of its covenants, agreements or obligations contained in this Agreement such that Section 5.3(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 6.1(e)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within fifteen (15) calendar days after written notice to Purchaser.

6.2. Effect of Termination. If this Agreement is terminated pursuant to and in accordance with Section 6.1 hereof, this Agreement shall become null and void and no party hereto shall have any further liability hereunder, except that (i) the provisions of Section 4.3, Section 4.6, Section 4.7 (except as set forth in subsection (ii) below) and ARTICLE VIII hereof, generally shall remain in full force and effect, and (ii) each party hereto shall remain liable to each other party hereto for any breach of its representations, warranties, covenants, agreements or obligations under this Agreement prior to such termination. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

ARTICLE VII

INDEMNIFICATION

7.1. Indemnification of the Purchaser Indemnified Parties. Subject to the other provisions of this ARTICLE VII, Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, losses, damages, reasonable costs, reasonable expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred, including amounts paid in settlement, reasonable costs of investigation and reasonable attorneys’ fees and expenses (the foregoing being collectively referred to as “Purchaser Losses”), arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by Seller in this Agreement or in the IP Agreement or any breach of a Pre-Closing Covenant;

(b) any breach of any covenant, agreement or undertaking (other than a Pre-Closing Covenant) made by Seller in this Agreement or in the IP Agreement;

(c) any brokerage commissions, finder’s fees or similar compensation due in connection with this Agreement or the transaction contemplated by this Agreement based on an arrangement created by Seller or any of its Affiliates;

(d) subject only to Section 4.20 (b) with respect to Purchaser’s share of any Transfer Taxes and to Section 4.20(c) with respect to certain other Taxes for periods that do not end on the Closing Date required to be paid by Purchaser, any Taxes of Seller or its Affiliates (including all Transfer Taxes required to be paid by Seller pursuant to Section 4.20);

(e) any Liability for severance payments or similar obligations under any employment contract, Plan or similar arrangement or understanding with any current employee of the Seller or any Affiliate in effect prior to the Closing Date (or any commitment with respect thereto made by Seller or any of its Affiliates prior to the Closing Date) payable in connection with or as a result of the consummation of the transactions contemplated by this Agreement;

(f) any Excluded Assets; and

(g) any Excluded Liabilities (other than any Liability the existence of which at the Closing constitutes a breach of a representation or warranty made by the Seller in this Agreement or in the IP Agreement, any indemnity for such Liabilities being governed by Section 7.1(a)).

7.2. Indemnification of Seller Indemnified Parties. Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, damages, reasonable costs, reasonable expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred, including amounts paid in settlement, reasonable costs of investigation and reasonable attorneys’ fees and expenses (the foregoing being collectively referred to as “Seller Losses”), arising out of or relating to:

(a) any breach of any representation or warranty made by Purchaser in this Agreement or in the IP Agreement;

(b) any breach of any covenant, agreement or undertaking made by Purchaser in this Agreement or in the IP Agreement;

(c) any brokerage commissions, finder’s fees or similar compensation due in connection with this Agreement or the transaction contemplated by this Agreement based on an arrangement created by Purchaser or any of its Affiliates;

(d) subject to Section 4.20, any Taxes of Purchaser or its Affiliates (including all Transfer Taxes required to be paid by Purchaser pursuant to Section 4.20(b) and certain other Taxes required to be paid by Purchaser pursuant to Section 4.20(c));

(e) any Assumed Liabilities; and

(f) the ownership, operation and use of the Transferred Assets and the Non-Assigned Contracts, and the operation of the ILOB, and the performance of any Transferred Contract or Non-Assigned Contract for all periods after Closing.

7.3. Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Authority) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other party for any Purchaser Loss or any Seller Loss (as the case may be) in accordance with this ARTICLE VII, such Indemnified Party shall notify Purchaser or Seller, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in a material forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or otherwise materially prejudices the Indemnifying Party. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) calendar days thereafter, to assume (subject to reservation of rights expressly stated in such written notice) the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel; provided, however, that an Indemnifying Party will not be entitled to assume the defense of any audit, investigation, action or proceeding if (i) such claim, based on the remedy being sought, could result in criminal liability of, or equitable or remedies other than monetary remedies against, the Indemnified Party; or (ii) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to such claim are in conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20) calendar day period, or if the Indemnifying Party is not entitled to assume the defense of the audit, investigation, action or proceeding in accordance with the preceding sentence, then the Indemnified Party shall control the defense thereof. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld or delayed), unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 7.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim in reasonable detail. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 7.3(c), except (a) to the extent such failure prejudices the Indemnifying Party, and (b) that notices for claims in respect of a breach of a representation, warranty, covenant or agreement that survives the Closing must be delivered prior to the expiration of the survival period for such representation, warranty, covenant or agreement under Section 7.4 or shall be void and have no force or effect. In the event the Indemnifying Party disputes its liability with respect to such claim, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation or otherwise) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to any such valid claim as determined hereunder, subject to any other limitations hereunder.

7.4. Claims Period. The “Claims Period” for representations and warranties of each party shall begin on the Closing Date and terminate on the eighteen (18) month anniversary of the Closing Date. The Claims Period for any covenants, agreements or undertakings made by each party in this Agreement that are required to be fully performed prior to the Closing Date shall terminate on the eighteen (18) month anniversary of the Closing Date and the Claims Period for any covenants, agreements or undertakings made by each party in this Agreement, to the extent that performance is to occur on or after the Closing shall survive indefinitely. Notwithstanding the foregoing, each of the representations and warranties contained in Sections 2.6 (Title to and Sufficiency of Transferred Assets), 2.14 (Employee Benefit Plans), 2.17 (Environmental Matters) and 2.18 (Taxes) (the “Surviving Representations and Claims”) shall survive the Closing and continue in full force and effect until the earlier of the applicable statutes of limitations period or five (5) years and any claim for intentional fraud or intentional misrepresentation shall survive indefinitely. Notwithstanding the foregoing, if, prior to the close of business on the applicable Claims Period expiration date, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

7.5. Liability Limits.

(a) Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim for indemnification for Purchaser Losses unless and until the aggregate amount of Purchaser Losses for which the Purchaser Indemnified Parties are entitled to seek indemnification under this Article VII exceeds one half of one percent (0.50%) of the Cash Purchase Payment (the “Deductible”), in which event the Purchaser Indemnified Parties may only claim indemnification for Purchaser Losses exceeding the Deductible; and in no event shall the Seller have any liability to the Purchaser Indemnified Parties under this Agreement in excess of nine percent (9.00%) of the Cash Purchase Payment (the “Indemnification Cap”); provided, however, that in no event shall the Deductible or Indemnification Cap apply to any claim pursuant to any of Sections 7.1(b) through 7.1(h), any claim for intentional fraud or intentional misrepresentation, or any claim with respect to any of the Surviving Representations and Claims.

(b) Notwithstanding anything to the contrary set forth herein, the Seller Indemnified Parties shall not make a claim for indemnification for Seller Losses unless and until the aggregate amount of such Seller Losses for which the Seller Indemnified Parties are entitled to seek indemnification under this Article VII exceeds the Deductible, in which event the Seller Indemnified Parties may only claim indemnification for Seller Losses exceeding the Deductible; and in no event shall the aggregate amount of indemnification under this Agreement owed to the Seller Indemnified Parties exceed the Indemnification Cap; provided, however, that in no event shall the Deductible or Indemnification Cap apply to any claim pursuant to Section 7.2(b) through 7.2(f), any claim arising for intentional fraud or intentional misrepresentation.

(c) Notwithstanding anything to the contrary contained in this Agreement, and solely for purposes of determining whether the Deductible has been met or exceeded, all qualifications and exceptions in this Agreement relating to materiality or words of similar import (including Material Adverse Effect) shall be disregarded for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty.

(d) Any item included in the calculation of Closing Working Capital shall not constitute a breach of any representations, warranties or covenants of any Party hereunder, shall not otherwise give rise to a claim for indemnification by any Indemnified Party hereunder, and shall not constitute a Purchaser Loss or Seller Loss, as applicable, hereunder.

7.6. Calculation of Losses. EXCEPT TO THE EXTENT INCLUDED IN PURCHASER LOSSES OR SELLER LOSSES, AS APPLICABLE, ASSERTED BY THIRD PARTIES IN THIRD PARTY CLAIMS, PURCHASER LOSSES OR SELLER LOSSES, AS APPLICABLE, PAYABLE BY AN INDEMNIFYING PARTY SHALL NOT INCLUDE CONSEQUENTIAL, INCIDENTAL, SPECIAL, PUNITIVE DAMAGES, DAMAGES RELATED TO MENTAL OR EMOTIONAL DISTRESS, EXEMPLARY DAMAGES, SPECIAL DAMAGES, LOST PROFITS, DIMINUTION IN VALUE, OR OTHER INDIRECT DAMAGES.

7.7. Specific Performance. Each party hereby acknowledges that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. In the event that any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performances of such covenant or agreement or seek any other equitable relief.

7.8. Exclusive Remedy. After the Closing, the indemnities provided for herein shall constitute the sole and exclusive remedy of any Indemnified Party for damages arising out of, resulting from or incurred in connection with any claims related to the negotiation, execution, delivery, performance or nonperformance of this Agreement or arising out of the Asset Acquisition; provided, however, that this exclusive remedy does not preclude a party from bringing (a) an Action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement, (b) an Action for intentional fraud or intentional misrepresentation; (c) an Action to enforce any other remedy available pursuant to the terms of any Ancillary Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by facsimile or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following business day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective parties hereto as follows:

if to Purchaser, to:

Local Insight Regatta Holdings, Inc.

188 Inverness Drive West

Suite 800

Englewood, CO 80112

Facsimile No.: (303) 867-1604

Attention: John S. Fischer, General Counsel

Email: john.fischer@localinsightmedia.com

And with a copy (which shall not constitute notice) to:

Hogan & Hartson LLP

One Tabor Center

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

Facsimile No.: (303) 899-7333

Attention: Paul Hilton

Email: philton@hhlaw.com

if to Seller, to:

c/o AT&T Services, Inc.

Corporate Development Dept.

175 E. Houston Street, Rm. 11-T-30

San Antonio, TX 78205

Facsimile: (210) 351-2547

Attention: Aaron G. Slator

with copies (which shall not constitute notice) to:

AT&T Inc.

M&A Legal Dept.

175 E. Houston Street

San Antonio, TX 78205

Facsimile: (210) 351-2547

Attention: Carlos Pena

Kilpatrick Stockton LLP

1100 Peachtree Street

Suite 2800

Atlanta, Georgia 30309

Telephone number: (404) 815-6500

Facsimile number: (404) 815 -6555

Attention: W. Stanley Blackburn

                  Gregory K. Cinnamon

or to such other Representative or at such other address as such Person may furnish to the other parties in writing.

8.2. Assignment; Successors in Interest. No assignment or transfer by any party of such party’s rights and obligations hereunder shall be made except with the prior written consent of the other parties; provided, however, that Purchaser may, without the consent of Seller: (i) collaterally assign, in whole or in part, any of its rights hereunder as security to one or more lenders so long as Purchaser remains liable for its obligations hereunder and (ii) assign its rights and obligations hereunder in whole or in part to a wholly-owned subsidiary of Purchaser, a successor to all or a substantial portion of the assets of the business of the Purchaser, or any Affiliate of the Purchaser (including Local Insight Media, L.P., a Delaware limited partnership, and any of its wholly-owned subsidiaries), which Person shall assume Purchaser’s obligations hereunder, provided that Purchaser shall remain liable for its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns, and any reference to a party shall also be a reference to the successors and permitted assigns thereof.

8.3. Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the parties. Without limiting the foregoing or the terms of this Agreement, no representations or warranties, express or implied, in addition to the express representations and warranties contained in this Agreement are or shall be made or required to be made by either Party to the other pursuant to or by virtue of the execution or delivery of any deed, bill of sale, assignment and assumption agreement, or other document merely effectuating any of the transfers and assumptions provided for herein or based on any failure of any such document expressly to disclaim any representation or warranty, and any representation or warranty that would otherwise be implied or otherwise exist in connection with any such document is hereby disclaimed.

8.4. Submission to Jurisdiction.

(a) Each party agrees that any legal action or other legal proceeding relating to this Agreement or any Ancillary Agreement or the enforcement of any provision of this Agreement or any Ancillary Agreement shall be brought or otherwise commenced exclusively in any state or federal court located in Delaware, and each party:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in Delaware (and each appellate court located in the State of Delaware) in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii) consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1 is reasonably calculated to give actual notice;

(iii) agrees that each state and federal court located in Delaware shall be deemed to be a convenient forum;

(iv) waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v) agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 8.4 by the state and federal courts located in Delaware and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

(b) In the event of any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement, the prevailing party shall be entitled to payment by the non-prevailing party of all costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing party, including any costs and expenses incurred in connection with any challenge to the jurisdiction or the convenience or propriety of venue of proceedings before any state or federal court located in Delaware.

8.5. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT ANY PROCEEDING WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

8.6. Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

8.7. Counterparts. This Agreement may be executed and delivered by facsimile or electronic photocopy (i.e., a “pdf”) and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

8.8. Parties in Interest. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the parties, and their successors and permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof.

8.9. Waiver. Any agreement on the part of a party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

8.10. Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, representations, warranties, agreements and understandings among the parties with respect to the subject matter hereof (except for the Confidentiality Agreement) and together with the Confidentiality Agreement constitute the entire agreement among the parties with respect thereto.

8.11. Neutral Construction. The parties hereto hereby agree that this Agreement was negotiated between them at arms’ length and that the final terms of this Agreement are the product of the parties’ negotiations. Each party hereto hereby represents and warrants that it has sought and received legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties hereto hereby agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against any party or parties hereto on the grounds that such party or parties (as applicable) drafted or was or were more responsible for drafting such provision(s).

8.12. Headings; Interpretation; Schedules and Exhibits. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. References to Articles, Sections, Schedules or Exhibits, unless otherwise indicated, are references to Articles, Sections, Schedules or Exhibits of this Agreement. The word “including” means including without limitation. The words “shall” and “will” are used interchangeably and have the same meaning. References to any agreement or contract are to such agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any statute, rule or regulation shall include any amendments of the same and any successor statutes, rules or regulations. References to any Person include the successors and permitted assigns of such Person unless otherwise specified. Unless otherwise specified in this Agreement, all accounting terms used in this Agreement shall be interpreted in accordance with Schedule 1.7(a), and if not addressed in Schedule 1.7(a), then in accordance with accounting principles generally accepted in the United States applied consistently with the application thereof to the Financial Statements. Words (including defined terms) in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement unless otherwise specified. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

ARTICLE IX

DEFINITIONS

9.1. Certain Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings set forth below:

(a) “Action” means any claim, complaint, action, petition, suit or proceeding, arbitral action, governmental inquiry, prosecution or other investigation.

(b) “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “control” as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

(c) “Ancillary Agreements” means the IP Agreement, the Bill of Sale, the Lease Agreement, the Sublease, the Transition Services Agreement, the YPC Agreement, the Non-Competition Agreement and the other agreements, certificates and documents required hereunder to consummate the Closing.

(d) “Books and Records” means all material files, documents, instruments, papers, books and records relating to the business, operations, conditions of (financial or otherwise), results of operations and assets and properties, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, contracts and other agreements, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

(e) “Building C” means the building on the Dayton Campus commonly referred to by Seller as such as of the date hereof.

(f) “Building C Fixed Assets” means those desks, chairs, workstations, computers, printers, file cabinets and other items of tangible personal property owned by Seller and located in Building C and used primarily by a Continuing Employee who is to be relocated out of Building C in connection with the Asset Acquisition, as the same are included in the Schedule of ILOB Fixed Assets as any of the foregoing may be destroyed, retired, replaced, added to, or supplemented after the Execution Date and prior to Closing, in accordance with the terms and conditions of this Agreement.

(g) “Buildings A and B” means those buildings on the Dayton Campus commonly referred to by Seller as such as of the date hereof.

(h) “Buildings A and B Fixed Assets” means those desks, chairs, workstations, computers, printers, file cabinets and other items of tangible personal property owned by Seller and located in either of Buildings A and B and used primarily by any employee of Seller who is to be relocated out of either Building A or B in connection with the Asset Acquisition, as any of the foregoing may be destroyed, retired, replaced, added to, or supplemented after the Execution Date and prior to Closing, in accordance with the terms and conditions of this Agreement.

(i) “Business Day” means any weekday (Monday through Friday) on which commercial banks in New York, New York are open for business.

(j) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(k) “CenturyTel” means CenturyTel Services Group, LLC.

(l) “CenturyTel Contract” means a certain First Amended and Restated Master Directory Services Agreement between L.M. Berry and Company and CenturyTel Services Group, LLC, dated May 1, 2007.

(m) “Code” means the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(n) “Commercially Reasonable Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible; provided, however, that a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the Asset Acquisition or to expend any material sum, grant or agree to any material concession or incur any other material burden.

(o) “Confidentiality Agreement” means the agreement between AT&T Services, Inc., an Affiliate of Seller, and Local Insight Media, LLC, an Affiliate of Purchaser, dated March 14, 2007.

(p) “Contract” means any contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, indemnity, letter of intent, concession agreement, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral, to which the ILOB or Seller on the ILOB’s behalf, is party or by which the ILOB, or any of its assets or property are, directly or indirectly, bound or affected.

(q) “Customers” means each of the twenty (20) largest customers of the ILOB in terms of revenues during the eleven months ended November 30, 2007.

(r) “Dayton Campus” means the real estate owned by Seller, situated in the metropolitan Dayton, Ohio area and used in the operation of the ILOB.

(s) “Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar right), defect of title, or other encumbrance of any kind or character.

(t) “Environmental Claims” means any complaint, summons, citation, notice, directive, order, ruling (including common law ruling), claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority or any third party involving actual, potential or alleged violations of or liability under

Environmental Laws or Releases of Hazardous Materials, and any information request from a Governmental Authority issued pursuant to any Environmental Law.

(u) “Environmental Law” means any Law and all judicial and administrative orders and determinations pertaining to land use, air, soil, surface water, hazardous materials, substances or wastes, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, mold in quantities and form such that it is harmful to human health, radiation, groundwater (including the protection, cleanup, removal, Remediation or damage thereof), protection of the environment, public health or safety or any other environmental matter, including the following laws as in effect on or prior to the Closing Date: (i) Clean Air Act (42 U.S.C. § 7401, et seq.); (ii) Clean Water Act (33 U.S.C. § 1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.); (iv) Comprehensive Environmental Resource Compensation and Liability Act (42 U.S.C. § 9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. § 300f, et seq.); (vi) Toxic Substances Control Act (15 U.S.C. § 2601, et seq.); (vii) Rivers and Harbor Acts (33 U.S.C. § 401, et seq.); (viii) Endangered Species Act (16 U.S.C. § 1531, et seq.); (ix) Occupational Safety and Health Act (29 U.S.C. § 651, et seq.); and (x) any other Laws relating to Hazardous Materials.

(v) “Environmental Permit” means any permit, registration, certificate, certification, license, authorization, consent or approval of any Governmental Authority required or issued under any Environmental Law.

(w) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

(x) “ERISA Affiliate” means the Seller and any entity that is or at any applicable time was (i) considered a single employer with the Seller under ERISA Section 4001(b), or (ii) part of the same “controlled group” as the Seller for purposes of ERISA Section 302(d)(8)(C).

(y) “Financial Statements” means (i) the unaudited carve-out statements of selected assets and liabilities of the ILOB as of December 31, 2007, 2006 and 2005; (ii) the related unaudited carve-out statements of operations for the years ended December 31, 2007, 2006 and 2005; (iii) the unaudited carve-out statements of selected assets and liabilities of the ILOB as of June 30, 2007 and 2006, and as of December 31, 2007; and (iv) the related unaudited carve-out statements of operations for the six-month periods ended June 30, 2007 and 2006 and for the twelve-month periods ended December 31, 2007 and 2006.

(z) “GAAP” means generally accepted accounting principles in the United States applied on a consistent basis consistent with past practices (except for the omission of footnote disclosures in any financial statements).

(aa) “Governmental Authority” means any government, any governmental or regulatory entity, department, commission, board, bureau, agency or instrumentality, and any court, tribunal, or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, local or foreign.

(bb) “Governmental Order” means any statute, rule, regulation, order, judgment, injunction, decree, award, legal restraint or prohibition, stipulation or determination issued, promulgated, enforced or entered by or with any Governmental Authority.

(cc) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(dd) “Hazardous Material” means any wastes, substances, radiation, or materials (whether solids, liquids or gases): (i) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic; (ii) which are or become defined as “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “hazardous substances,” “chemical substances,” “radioactive materials,” “solid wastes,” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (iii) the presence of which on the Dayton Campus or the Leased Real Property cause or threaten to cause a nuisance pursuant to applicable statutory or common law upon the Dayton Campus or the Leased Real Property or to adjacent properties; (iv) which contain without limitation polychlorinated biphenyls (PCBs), mold in quantities and form such that it is harmful to human health, methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including crude oil or any fraction thereof); or (v) which pose a hazard to human health, safety, natural resources, employees, or the environment.

(ee) “ILOB Accounts Receivable” means all accounts receivable of Seller arising under Contracts with customers of the ILOB that constitute Transferred Contracts and Non-Assigned Contracts, together with the full benefit of all security for such accounts or rights to payment.

(ff) “ILOB Books and Records” means those Books and Records described on the Schedule of ILOB Books and Records.

(gg) “ILOB Fixed Assets” means all of the machinery and equipment, tools and supplies, furniture, fixtures, trade fixtures, furnishings, parts, tools, office equipment, office supplies, business machines, vehicles or rolling stock, computers, servers, telephone systems, and all related spare, replacement and maintenance parts listed on the Schedule of ILOB Fixed Assets attached hereto physically present at any of the Real Property occupied by the ILOB as of the date reflected on the Schedule of ILOB Fixed Assets, but excluding the Building C Fixed Assets, together with all such items of tangible personal property used exclusively in the ILOB that at the time of acquisition were of a value that individually did not require their capitalization in accordance with Seller’s accounting policies in effect at such time, as any of the foregoing may be destroyed, retired, replaced, added to, or supplemented after the Execution Date and prior to Closing, in accordance with the terms and conditions of this Agreement.

(hh) “ILOB Inventory” means all inventory of the Seller used exclusively in the ILOB, whether on hand or in transit, and including raw materials, supplies, packaging materials, manufactured and processed parts, work in process and finished goods, but excluding any Excluded Assets and any inventory used exclusively in connection with any other Excluded Asset, in existence on the Closing Date.

(ii) “IRS” means the United States Internal Revenue Service, and any successor agency thereto.

(jj) “Knowledge of Seller” and phrases of similar import mean, with respect to any matter in question relating to the ILOB or Seller, the actual knowledge of Daniel Graham (President), Carol Warner (VP Finance), or Barbara Bertrams (VP Administration and Information Systems), and (i) such knowledge as each of them would reasonably be expected to know in the normal discharge of his or her assigned duties and responsibilities and (ii) assuming each has read this Agreement, the Ancillary Agreements, the schedules and exhibits hereto and thereto.

(kk) “Latest Balance Sheet” means the unaudited, carve-out statement of selected assets and liabilities of the ILOB as of December 31, 2007, included in the Financial Statements.

(ll) “Law” means any constitution, statute, ordinance, code, or other law (including common law), rule, regulation, Governmental Order, notice, standard, procedure or other requirement enacted, adopted, applied or issued by any Governmental Authority, including judicial decisions applying or interpreting any such Law.

(mm) “Liability” means any direct or indirect debt, obligation, liability, commitment, expense, claim, deficiency, guaranty or endorsement of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

(nn) “License” means any franchise, approval, privilege, Permit, Governmental Order, authorization, consent, license, registration or filing, certificate, waiver, exemption, certificate of public convenience or necessity, exclusionary or inclusionary order and other concession, variance and any other similar right, including Environmental Permits, obtained from, issued by or filed with any Governmental Authority.

(oo) “Material Adverse Effect” means any state of facts, change, event, occurrence or effect that (i) has or would be reasonably likely to have a material adverse effect on the Transferred Assets, taken as a whole, on their value, or on the properties, operations, business, condition (financial or otherwise), cash flow, income or results of operations of the ILOB, (ii) results in or would be reasonably likely to result in a material increase in the amount of the Assumed Liabilities, taken as a whole, or (iii) has or would be reasonably likely to have a material adverse effect on either Party’s ability to perform its respective obligations hereunder or on the ability of such Party timely to consummate any of the Transactions; provided, however, that “Material Adverse Effect” shall not include any change or effect arising out of or attributable to any of the following: (a) changes in general economic conditions or changes or effects that generally affect the publishing industry or any segment thereof (including legal and regulatory changes, and changes or effects generally affecting any national, regional or local market for any publishing service) after the date hereof, unless in the case of the foregoing such state of facts, change, event, occurrence or effect has had or would be reasonably likely to have a materially disproportionate effect with respect to the ILOB as compared to other Persons in the telephone directory publishing industry, (b) changes or effects resulting from matters disclosed on Schedule 9.1(mm) or changes or effects arising from the announcement or consummation of the transactions contemplated by this Agreement, or the taking of any action contemplated or permitted by this Agreement, or (c) changes or effects affecting the financial or securities markets generally after the date hereof, unless in the case of the foregoing such change or effect has had or would be reasonably likely to have a materially disproportionate effect with respect to the ILOB as compared to other Persons in the telephone directory publishing industry, or (d) changes or effects arising or resulting from acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event occurring after the date hereof, unless in the case of the foregoing such change or effect has had or would be reasonably likely to have a materially disproportionate effect with respect to the ILOB as compared to other Persons in the telephone directory publishing industry.

(pp) “Motor Vehicles” means all motor vehicles, including automobiles, trucks and other rolling stock set forth on Schedule 1.1(e), as any of the foregoing may be destroyed, retired, replaced, added to, or supplemented after the Execution Date and prior to Closing, in accordance with the terms and conditions of this Agreement.

(qq) “Party” means any Person signatory to this Agreement.

(rr) “Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or the amount of validity of which is being contested in good faith and which are disclosed on the Schedule of Additional Permitted Liens attached hereto, (b) Encumbrances of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business and not yet delinquent, (c) in the case of the Dayton Campus or the Leased Real Property, in addition to items (a) and (b) zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by Seller, (d) Encumbrances or deposits in connection with workmen’s compensation, unemployment insurance, social security, ERISA or similar legislation or to secure customs’ duties, public or statutory obligations in lieu of surety bonds, stay or appeal bonds, or deposits required by Law as a condition to the transaction of business, (e) Encumbrances disclosed on the Schedule of Additional Permitted Liens attached hereto, and (f) other Encumbrances incurred in the ordinary course of business that do not secure any indebtedness and do not materially and adversely affect the value or use of any property subject thereto as currently used or as contemplated to be used by Seller by the terms of this Agreement.

(ss) “Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

(tt) “Pre-Closing Covenant” means any covenant, agreement or undertaking that is performed or to be fully performed prior to or at Closing.

(uu) “Related Party” means Seller, any of the officers and directors of the Seller, any Affiliate of Seller or any Affiliate or the respective officers and directors of any such

Affiliate or any Person in which Seller or any Affiliate of any such Person has any direct or material indirect interest.

(vv) “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

(ww) “Relocated Building C Fixed Assets” means that number of desks, chairs, workstations, computers, printers, file cabinets and other items of tangible personal property owned by Seller and located in Building C equal to the difference between (I) the number of Continuing Employees to be relocated out of Building C in connection with the Asset Acquisition and (II) the number of any employees of Seller (whether Business Employees or other employees) to be relocated out of Buildings A and B in connection with the Asset Acquisition.

(xx) “Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

(yy) “Representative” means any officer, director, principal, attorney, accountant, agent, employee or other representative of any Person.

(zz) “Retained Building C Fixed Assets” means that number of desks, chairs, workstations, computers, printers, file cabinets and other items of tangible personal property owned by Seller and located in Building C equal to the number of any employees of Seller (whether Business Employees or other employees) to be relocated out of Buildings A and B in connection with the Asset Acquisition and used in the determination of Relocated Building C Fixed Assets.

(aaa) “Suppliers” means each of the twenty (20) largest suppliers of the ILOB in terms of amounts paid to such Suppliers during the eleven months ended November 30, 2007.

(bbb) “Tax” or “Taxes” means any tax, assessment, charge, duty, fee, levy or other governmental charge, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, wage, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, stamp, occupation, premium, windfall, environmental, customs duty, profit, alternative or add-on minimum, estimated, escheat or abandoned property, transaction, registration and any other tax of any kind for which Seller may have any liability imposed by any Governmental Authority, whether disputed or not, and any charges, interest, additions to tax, or penalties imposed by any Governmental Authority; provided that, the foregoing shall include any transferee or secondary liability for a tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any affiliated group (or by being included (or required to be included) in any Tax Return relating thereto).

(ccc) “Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Authority in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes, and any schedules or attachments thereto and amendment thereof.

(ddd) “Transfer Taxes” means all sales (including bulk sales), use, value-added, documentary, stamp, gross receipts, registration, transfer, real property transfer, conveyance, excise, license, recording, stock transfer and other similar Taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties and fees arising out of or in connection with the transactions effected pursuant to this Agreement.

(eee) “Transferred Contracts” means all Contracts included in the Transferred Assets set forth on Schedule 1.1(f), as any of the foregoing may be terminated or expire or be entered into after the Execution Date and prior to Closing in the ordinary course, in accordance with the terms and conditions of this Agreement.

(fff) “WARN” means the Worker Adjustment, Retraining and Notification Act of 1988, as amended, and any implementing regulations adopted by the U.S. Department of Labor.

(ggg) “YPC” means Yellowpages.com LLC, a Delaware limited liability company.

9.2. Certain Additional Definitions. For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
AT&T	Recitals
Agreed CT Receivable Amount	1.7(a)
Agreement	Preamble
Alternative Transaction	4.10(a)
Articles of Incorporation	2.1
Asset Acquisition	Recitals
Assumed Liability(ies)	1.3
Bill of Sale	1.6(c)(vi)
Business Contract(s)	2.9(a)
Business Employee(s)	2.12(a)
Business License(s)	2.11
Bylaws	2.1
Cash Purchase Payment	1.6(b)
CenturyTel Dispute	4.1(a)(v)
Claims Period	7.4
Closing	1.6(a)
Closing Adjustment	1.7(b)
Closing Date	1.6(a)

Term	Section
Closing Date Items	1.7©
Closing Working Capital	1.7(c)
Continuing Employees	4.9(c)
Counterparty	1.5(a)
Current Pay Liabilities	1.7(a)
Debt Financing	4.12(a)
Deductible	7.5(a)
Deferred Pay Liabilities	1.7(a)
Disputed CT Receivable	1.7(a)
Disputed CT Receivable Amount	1.7(a)
DOJ	4.4(b)
ERISA Plans	2.4(a)
Estimated Current Pay Liabilities	1.7(b)
Estimated Deferred Pay Liabilities	1.7(b)
Estimated Statement of Working Capital	1.7(b)
Estimated Variable Monthly Amount	1.7(b)
Estimated Working Capital	1.7(b)
Excluded Assets	1.2
Excluded Liabilities	1.4(l)
Execution Date	Preamble
Final Statement	1.7(c)
FTC	4.4(b)
ILOB	Recitals
IP Agreement	4.17
Indemnification Cap	7.5(a)
Indemnifying Party	7.3(a)
Independent Accountant	1.7(d)
Lease Agreement	1.6(c)(v)
Leased Real Property	2.5(a)
Master Landlord	4.25
Master Lease	4.25
Non-Assigned Contract	1.5(a)
Non-Competition Agreement	4.15
Notice of Disagreement	1.7(d)
Personal Property Leases	1.1(b)
Plans	2.14(a)
Primary Consents	1.5(b)
Primary Contracts	1.5(b)
Purchase Price	1.6(b)
Purchaser	Preamble
Purchaser Losses	7.1
Real Property Lease	1.1(a)
Requested Consents	1.5(b)
Review Period	1.7(c)
Seller	Preamble

Term	Section
Seller Losses	7.2
SPD	2.14(b)
Statement of Estimated Closing Date Items	1.7(b)
Sublease	4.16
Surviving Representations and Claims	7.4
Termination Date	6.1(b)
Transferred Assets	1.1
Transition Services Agreement	4.13
Variable Monthly Amount	1.7(a)
Working Capital	1.7(a)
Working Capital Target	1.7(a)
YPC Agreement	4.14

[Signatures Appear on Following Pages]

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be executed by a duly authorized officer or Authorized Representative as of the date first above written.

L.M. BERRY AND COMPANY

By:	/s/Jerry T. Cheadle
Jerry T. Cheadle
Authorized Representative

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be executed by a duly authorized officer or Authorized Representative as of the date first above written.

LOCAL INSIGHT REGATTA HOLDINGS, INC.

By:	/s/ John S. Fischer
Name: John S. Fischer
Title: General Counsel